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FILED PURSUANT TO RULE 424(b)(3) REGISTRATION NO. 333-93399

PROSPECTUS SUPPLEMENT
(to the prospectus dated January 10, 2002)

REEF GLOBAL ENERGY IV, L.P.

375 Units of Preformation Limited Partner Interests and
125 Units of Preformation Additional General Partner Interests

Offering Price: $20,000 per unit	Minimum Purchase: $5,000 (1/4 unit)

        Reef Global Energy IV, L.P. is a limited partnership to be formed to drill and own interests in oil and natural gas properties. The partnership intends to enter into agreements with major or independent oil and gas companies to drill and own interests in oil and natural gas properties in the United States and in U.S. waters in the Gulf of Mexico. At times, the partnership may drill and own interests without such strategic partners. The primary purposes of the partnership will be to generate revenue from the production of oil and gas, distribute cash to the partners, and provide tax benefits. We are Reef Partners LLC ("Reef Partners") and we will be the managing general partner of the partnership. This partnership is the fourth to be offered in a series of partnerships to be formed by us comprising a program called Reef Global Energy Ventures.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        These securities are speculative and involve a high degree of risk. Before buying units, you should consider carefully the risk factors beginning on page S-4 in this prospectus supplement, including:

        Oil and gas operations are highly speculative    •    We will manage and control the partnership     •     You will be unable to evaluate drilling or investment prospects    •    Third parties may control drilling, completion and production operations    •    Personal liability of additional general partners    •     Limited transferability of partnership interests    •    Cash distributions are not guaranteed    •     Conflicts of interest     •    Tax risks

	Per unit	Minimum Offering (50 units)	Maximum Offering (500 units)
Offering Price	$20,000	$1,000,000	$10,000,000
Management Fee and Organization and Offering Costs, including Commissions	3,000	150,000	1,500,000

Proceeds, before Expenses, to the Partnership	$17,000	$850,000	$8,500,000

        Reef Securities, Inc. is the dealer manager for this offering. It is offering the units on a "best efforts minimum/maximum" basis. The dealer manager was required to sell the minimum number of units in the partnership (50) in order for the partnership to be formed. The dealer manager is required to use only its best efforts to sell the units offered in the partnership. The offering period began on September 21, 2004. As of October 31, 2004, approximately $2,764,000 of units had been sold, satisfying the minimum offering amount.

November 10, 2004

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This prospectus supplement describes the specific terms of the units we are offering in Reef Global Energy IV, L.P. The base prospectus gives more general information regarding Reef Global Energy Ventures, some of which may not apply to the units we are offering by this prospectus supplement.

        If the description of the units varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement or in the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the units in any state where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date later than November 10, 2004.

        We include cross references in this prospectus supplement to captions in the prospectus and this prospectus supplement where you can find further related information. The following table of contents tells you where to find these captions.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

PROSPECTUS SUMMARY	S-1
RISK FACTORS	S-4
FORWARD-LOOKING STATEMENTS	S-12
TERMS OF THE OFFERING	S-12
SOURCE OF FUNDS AND USE OF PROCEEDS	S-16
PROPOSED ACTIVITIES	S-17
MANAGEMENT	S-19
PRIOR ACTIVITIES	S-22
PLAN OF DISTRIBUTION	S-40
EXPERTS	S-41
INDEX TO FINANCIAL STATEMENTS	S-42
PROSPECTUS
PROSPECTUS SUMMARY	1
Terms of the Offering	1
Risk Factors	3
Our Compensation	3
Participation in Distributions, Profits, Losses, Costs and Revenues	3
Use of Proceeds	3
Tax Considerations; Opinion of Counsel	4
RISK FACTORS	5
Special Risks of the Partnerships	5
Risks of Oil and Natural Gas Investments	9
Tax Risks	11
FORWARD-LOOKING STATEMENTS	12
TERMS OF THE OFFERING	13

i

General	13
Offering Periods	13
Election to Purchase as Limited Partner or Additional General Partner	14
Subscriptions for Units; Escrow Account	14
Formation of the Partnerships	15
Types of Units	15
Investor Suitability	17
ASSESSMENTS AND FINANCING	19
SOURCE OF FUNDS AND USE OF PROCEEDS	20
Source of Funds	20
Use of Proceeds	20
Subsequent Source of Funds	21
PARTICIPATION IN DISTRIBUTIONS, PROFITS, LOSSES, COSTS AND REVENUES	21
Cash Distributions	21
Profits and Losses	21
Revenues	22
Costs	22
Deficit Capital Account Balances	24
Cash Distribution Policy	24
Termination	25
Amendment of Partnership Allocation Provisions	25
COMPENSATION TO THE MANAGING GENERAL PARTNER	25
PROPOSED ACTIVITIES	26
Introduction	26
Acquisition and Drilling of Undeveloped Prospects	27
Gulf of Mexico Prospects	29
Title to Properties	29
Drilling and Completion Phase	30
Production Phase of Operations	31
Insurance	31
COMPETITION, MARKETS AND REGULATION	32
Competition	32
Markets	32
Regulation	33
MANAGEMENT	34
General	34
Reef Partners LLC	35
Ownership of Reef Partners LLC	36
Compensation	36
Legal Proceedings	36
CONFLICTS OF INTEREST	37
FIDUCIARY RESPONSIBILITY OF THE MANAGING GENERAL PARTNER	42
PRIOR ACTIVITIES	43
TAX CONSIDERATIONS	54
Summary of Conclusions	55
General Tax Effects of Partnership Structure	57
Intangible Drilling and Development Costs Deductions	58
Depletion Deductions	59
Depreciation Deductions	60
Interest Deductions	60
Transaction Fees	60

ii

Basis and at Risk Limitations	61
Passive Loss Limitations	61
Conversion of Interests	62
Alternative Minimum Tax	62
Gain or Loss on Sale of Property or Units	63
Partnership Distributions	63
Partnership Allocations	64
Profit Motive	64
Administrative Matters	64
Accounting Methods and Periods	65
Social Security Benefits; Self-Employment Tax	65
Taxation of Foreign Operations	65
State and Local Taxes	66
Individual Tax Advice Should Be Sought	66
SUMMARY OF PARTNERSHIP AGREEMENT	66
Responsibility of Managing General Partner	66
Liability of General Partners, Including Additional General Partners	66
Liability of Limited Partners	67
Allocations and Distributions	67
Voting Rights	67
Retirement and Removal of the Managing General Partner	68
Term and Dissolution	68
Indemnification	69
Reports to Partners	70
Power of Attorney	70
Other Provisions	70
TRANSFERABILITY OF UNITS	70
PLAN OF DISTRIBUTION	71
LEGAL OPINIONS	73
EXPERTS	73
ADDITIONAL INFORMATION	74
GLOSSARY OF TERMS	74
INDEX TO FINANCIAL STATEMENTS	F-1
APPENDIX A—FORM OF LIMITED PARTNERSHIP AGREEMENT
APPENDIX B—SUBSCRIPTION AGREEMENT
APPENDIX C—INSTRUCTIONS TO SUBSCRIBERS
APPENDIX D—TAX OPINION OF BAKER & MCKENZIE

iii

PROSPECTUS SUMMARY

        This summary highlights some information contained in this prospectus supplement. It is not complete and may not contain all of the information that is important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, including the risk factors, the financial statements and the notes to the financial statements. You will find definitions of many terms, including those relating to the oil and gas business, in the "GLOSSARY OF TERMS" beginning on page 74 of the accompanying prospectus.

Terms of the Offering

The Partnership	Reef Global Energy IV, L.P. is a Nevada limited partnership to be formed to drill and own interests in oil and natural gas properties. We primarily intend to acquire interests in oil and natural gas properties in the United States and in U.S. waters in the Gulf of Mexico in which major or independent oil and gas companies also have interests. One of the ways we may identify prospects located in the Gulf of Mexico is through participation agreements entered into with Challenger Minerals, Inc. Challenger Minerals, Inc. is a subsidiary of GlobalSantaFe Corporation. We believe that these acquisitions from major or independent oil and gas companies may permit the partnership to obtain the benefit of seismic, geological and geophysical exploration and initial drilling efforts conducted by such companies. At times, however, we may drill and own interests in oil and natural gas properties without such strategic partners.
Managing General Partner	Reef Partners LLC
Securities Offered
A minimum of 50 units and a maximum of 500 units of limited partnership interest and additional general partnership interest. We will offer a maximum of 375 units of limited partner interests and a maximum of 125 units of additional general partner interests in the partnership. You may elect to purchase units as a limited partner or as an additional general partner. As long as a total of at least 50 units are sold in the partnership, there is no minimum number of additional general partner or limited partner interests that must be sold.
Offering Price	$20,000 per unit
Minimum Investment	$5,000 (1/4 unit)

Assessments
You are not required to make any capital contributions to the partnership other than payment of the offering price for the units you purchase. We may, however, call for additional partner assessments of up to $20,000 per unit for the purpose of conducting subsequent operations on prospects the partnership began to evaluate during the partnership's initial operations, or on leases related to these prospects that we deem merit additional operations to fully develop the prospects. Although you are not required to pay any assessments, your percentage interest in the partnership will be reduced if other partners pay an assessment and you do not.
Offering Period
From September 21, 2004 through December 31, 2004. However, we may terminate the offering at any time because the minimum number of units (50) has been subscribed for in the partnership. As of October 31, 2004, we had sold over 138.2 units in the partnership (approximately $2,764,000).
Suitability Standards
Investment in the units is suitable for you only if you do not need liquidity in this investment and can afford to lose all or substantially all of your investment. Your subscription for units will be accepted only if you represent that you meet the suitability standards described in the accompanying prospectus under "TERMS OF THE OFFERING—Investor Suitability."
Plan of Distribution
Reef Securities, Inc. is the dealer manager for this offering. It will receive a sales commission, payable in cash by us out of our 15% management fee, equal to 9% of the investor partners' subscriptions. The dealer manager was required to sell the minimum number of units in the partnership (50) in order for the partnership to be formed. The dealer manager is required to use only its best efforts to sell the units offered in the partnership.
Conversion of Units
Additional general partners in the partnership may convert their general partnership interests into limited partnership interests at any time after the first anniversary of the partnership's formation. All additional general partnership interests in the partnership will be converted into limited partnership interests as soon as practicable after the end of the year in which drilling by the partnership has been completed.
Principal Office
The principal office of the partnership and Reef Partners LLC is located at 1901 N. Central Expressway, Suite 300, Richardson, Texas 75080, and its telephone numbers are (972) 437-6792 and (877) 915-7333.

Risk Factors

        The units are a speculative investment and involve a high degree of risk. You should consider the risk factors described on pages S-4 to S-11 of this prospectus supplement, together with the other information in this prospectus, in evaluating an investment in the units.

Our Compensation

        The following table summarizes the compensation to be received by us from the partnership.

Recipient	Form of Compensation	Amount
Managing General Partner	Partnership interest	10% interest
Managing General Partner	Management fee	15% of subscriptions, less organization and offering costs to be paid by us (non-recurring fee)
Managing General Partner	Direct and administrative costs	Reimbursement at cost
Affiliate of the Managing General Partner	Operator's Per-Well Charges	Competitive prices
Managing General Partner and its Affiliates	Payment for equipment, supplies, marketing, and other services	Cost or competitive prices

        Our "partnership interest," as described in the table above, refers only to our interest as managing general partner and does not include the interest we will have as a result of our purchase of any units, nor the 1% interest we will have as the result of our payment of 1% of all lease costs, intangible drilling and development costs, and well completion costs. Direct costs cannot be quantified until the partnership is conducting business.

Participation in Distributions, Profits, Losses, Costs and Revenues

        Cash distributions, if any, from the partnership will be distributed 89% to the holders of units and 11% to us.

        Partnership profits will be generally allocated 89% to the holders of units and 11% to us, not including any partnership units we purchase. We will buy at least 5% of the units issued by the partnership at the offering price of $20,000 per unit, net of the management fee.

        Deductions for organization and offering expenses and the management fee will be allocated 100% to the holders of units, except for those units purchased by the managing partner. Lease costs, intangible drilling and development costs and completion costs will be allocated 1% to us and 99% to the holders of units. Partnership direct costs, administrative costs and operating costs will be allocated 11% to us and 89% to the holders of units. We will also pay the percentage of partnership costs allocable to the partnership units we buy.

Use of Proceeds

        Eighty-five percent of the proceeds from the aggregate contributions to the capital of the partnership will be applied to acquisition, drilling and completion costs. The remaining 15% of the proceeds from the aggregate contributions to partnership capital will pay for organization and offering costs associated with the formation and sale of the partnerships and, if applicable, our management fee. We will receive a fee equal to 15% of subscriptions received to pay for these offering costs, including sales commissions. If the organization and offering costs, including commissions paid by us, are less than 15% of the subscription proceeds, we will keep the difference as a one-time management fee. If these costs exceed 15% of the subscription proceeds, we will pay the difference. The amount of our management fee that is not used to pay organization and offering costs, if any, therefore cannot be determined until all of the partnerships have been formed.

Tax Considerations; Opinion of Counsel

        We have received an opinion from our counsel, Baker & McKenzie LLP, concerning certain federal income tax considerations applicable to an investment in the partnership. The full text of the opinion is attached as Appendix D to the accompanying prospectus. We encourage you to read the opinion in its entirety and to read the discussion of "TAX CONSIDERATIONS" in the accompanying prospectus for a full understanding of the opinion, including the assumptions made and matters considered by Baker & McKenzie LLP in providing its opinion.

RISK FACTORS

        Investment in the partnership involves a high degree of risk and is suitable only for investors of substantial financial means who have no need for liquidity in their investments. You should consider carefully the following factors, in addition to the other information in this prospectus supplement and the accompanying prospectus, prior to making your investment decision.

Special Risks of the Partnership

        We will manage and control the partnership's business. Third parties may manage and control the prospects. We will exclusively manage and control all aspects of the business of the partnership and will make all decisions concerning the business of the partnership. You will not be permitted to take part in the management or in the decision making of the partnership. Third parties may act as the operator of partnership prospects, and in many cases, the partnership may acquire a less than 50% working interest in various oil and natural gas properties. Accordingly, third parties may manage and control the drilling, completion and production operations on the properties.

        You may not be able to evaluate the partnership's prospects before making your investment decision. You may not have an opportunity before purchasing units to evaluate geophysical, geological, economic or other information regarding the prospects to be selected. Delays are likely in the investment of proceeds from your subscription because the offering period for the partnership can extend over a number of months, and no prospects will be acquired until after the formation of the partnership.

        Additional general partners have unlimited liability for partnership obligations. Under Nevada law, the state in which the partnership will be formed, general partners of a partnership have unlimited liability for obligations and liabilities of that partnership. If you purchase units as an additional general partner you will be liable for all obligations and liabilities arising from partnership operations if these liabilities exceed both the assets and insurance of the partnership, and our assets and insurance. Even if you convert your general partner interest into a limited partner interest, you will continue to be liable as a general partner for matters that occurred while you owned a general partner interest. Your liability as an additional general partner may exceed the amount of your subscription.

        Cash distributions are not guaranteed. Cash distributions are not guaranteed and will depend on the partnership's future operating performance. See "PARTICIPATION IN DISTRIBUTIONS, PROFITS, LOSSES, COSTS AND REVENUES—Cash Distribution Policy" in the accompanying prospectus. We will review the accounts of the partnership at least quarterly to determine the cash available for distribution. Distributions will depend primarily on the partnership's cash flow from operations, which will be affected, among other things, by the price of oil and natural gas and the level of production of the partnership's prospects. See "—Risks of Oil and Natural Gas Investments."

        Your ability to resell your units is limited due to the lack of a public market and restrictions contained in the partnership agreement. You may not be able to sell your partnership interests. No public market for the units exists or is likely to develop. Your ability to resell your units also is restricted by the partnership agreement. The partnership itself may continue in existence for thirty years from its formation, unless earlier terminated. See "TRANSFERABILITY OF UNITS" in the accompanying prospectus.

        We and our affiliates may have conflicts of interest with you and the partnership. The continued active participation by us and our affiliates in oil and gas activities individually, and on behalf of other partnerships organized or to be organized by us, and the manner in which partnership revenues are allocated, create conflicts of interest with the partnership. We and our affiliates have interests that inherently conflict with those of the unaffiliated partners, including the following:

  •
  We and our affiliates manage other oil and natural gas drilling programs. We will owe a duty of good faith to each of the partnerships that we manage. Actions taken with regard to other partnerships may not be advantageous to this partnership.

  •
  We decide which prospects each partnership will acquire. We could benefit, as a result of cost savings or reduction of risk, for instance, by assigning or not assigning particular prospects to a partnership.

  •
  One of our affiliates may act as operator on some partnership wells for which it will be compensated (at rates competitive with the rates charged by unaffiliated persons for similar services). Our affiliate could have an incentive to operate wells that were no longer economic to the partnership, in order to continue to receive operating fees.

        There can be no assurance that any transaction with us will be on terms as favorable as could have been negotiated with unaffiliated third parties.

        We and our affiliates have sponsored ventures in the past that have produced dry holes and abandoned wells. Reef Partners LLC and our affiliate, Reef Exploration, Inc., have sponsored 43 ventures from 1996 to the present. These ventures have drilled 50 wells. Of these 50 wells, 28 were exploratory wells and 22 were developmental wells. Of these wells, 37 were completed and 13 were dry holes. Of the 37 wells completed as producers, 34 were commercially producing, 10 of which were subsequently plugged and abandoned. Using this data, approximately 26% of the wells drilled by these ventures were dry holes and 20% of the wells were subsequently abandoned.

        Compensation payable to us will effect distributions. We will receive compensation from each partnership throughout the life of the partnership. Our affiliates may enter into transactions with the partnership for services, supplies, and equipment and will be entitled to compensation at competitive prices and terms as determined by reference to charges of unaffiliated companies providing similar services, supplies, and equipment. Compensation payments to us and our affiliates will be due regardless of the partnership's profitability and will reduce the amount of cash available to the partnership for distribution to its partners. See "COMPENSATION TO THE MANAGING GENERAL PARTNER" in the accompanying prospectus.

        Your subscription for units is irrevocable. Your execution of the subscription agreement is a binding offer to buy units in the partnership. Once you subscribe for units, you will not be able to revoke your subscription.

        The partnership's ability to diversify risks depends upon the number of units issued and the availability of suitable prospects. We intend to spread the risk of oil and natural gas drilling and ownership of interests in oil and natural gas properties by purchasing smaller percentage working interests in multiple prospects, primarily participating as a minority working interest owner with major and independent oil and gas companies as partners. If the partnership is subscribed at the minimum level, it will be able to participate in fewer prospects, thereby increasing the risk to the partners. As the partnership size increases, the diversification of the partnership will increase because the partnership can obtain interests in and drill on a greater number of prospects. However, if we are unable to secure sufficient attractive prospects for a larger partnership, it is possible that the average quality of the partnership prospects could decline. In addition, greater demands will be placed on our management capabilities in the event of a larger partnership.

        The partnership may become liable for joint activities of other working interest owners. The partnership will usually acquire less than the full working interest in prospects and, as a result, will engage in joint activities with other working interest owners. Additionally, it is expected that the partnership will purchase less than a 50% working interest in most prospects, with the result that someone other than us or the partnership may control such prospects. The partnership could be held liable for the joint activity obligations of the other working interest owners, such as nonpayment of costs and liabilities arising from the actions of the working interest owners. Full development of the prospects may be jeopardized in the event other working interest owners cannot pay their shares of drilling and completion costs.

        The partnership has limited external sources of funds, which could result in a shortage of working capital. The partnership intends to utilize substantially all available capital from this offering for the acquisition of drilling prospects and the drilling and completion of wells on those prospects. The partnership will have only nominal funds available for partnership purposes until there are revenues from partnership operations. The partnership agreement permits the partnership to borrow money only after drilling has been completed and all additional general partnership interests have been converted into limited partnership interests. Any future requirement for additional funding will have to come, if at all, from the partnership's revenues, from assessments against the partners, or from borrowings. We cannot assure you that partnership operations will be sufficient to provide the partnership with necessary additional funding. The partnership cannot require you to pay any assessments. We are prohibited under the partnership agreement from loaning money to the partnerships, and we cannot assure you that the partnership will be able to borrow funds from third parties on commercially reasonable terms or at all.

        Other partnerships we sponsor will compete with this partnership for prospects, equipment, contractors, and personnel. We plan to offer interests in other partnerships to be formed for substantially the same purposes as those of this partnership. Therefore, multiple partnerships with unexpended capital funds, including partnerships formed before and after this partnership, may exist at the same time. Due to competition among the partnerships for suitable prospects and availability of equipment, contractors, and our personnel, the fact that partnerships previously organized by us and our affiliates may still be purchasing prospects when the partnership is attempting to purchase prospects may make the completion of prospect acquisition activities by the partnership more difficult.

        Our past experience is not indicative of the results of this partnership. We have limited experience in offerings of this nature. Information concerning the prior drilling experience of previous partnerships sponsored by us and our affiliates, presented under the caption "PRIOR ACTIVITIES," does not indicate the results to be expected by this partnership. This is the first public oil and gas program we are sponsoring. It is also the first time we are sponsoring an energy exploration program to be offered before we have selected prospects for acquisition by the program.

        Because investors bear the partnership's acquisition, drilling and development costs, they bear most of the risk of non-productive operations. Under the cost and revenue sharing provisions of the partnership agreement, we will share costs with you differently than the way we will share revenues with you. Because investor partners will bear a substantial amount of the costs of acquiring, drilling and developing the partnership's prospects, investor partners will bear a substantial amount of the costs and risks of drilling dry holes and marginally productive wells.

        The partnership agreement prohibits your participation in the partnership's business decisions. You may not participate in the management of the partnership business. The partnership agreement forbids you from acting in a manner harmful to the business of the partnership. If you violate the terms of the partnership agreement, you may have to pay the partnership or other partners for all damages resulting from your breach of the partnership agreement.

        The partnership agreement limits our liability to you and the partnership and requires the partnership to indemnify us against certain losses. We will have no liability to the partnership or to any partner for any loss suffered by the partnership, and will be indemnified by the partnership against loss sustained by us in connection with the partnership if:

  •
  we determine in good faith that our action was in the best interest of the partnership;

  •
  we were acting on behalf of or performing services for the partnership; and

  •
  our action did not constitute negligence or misconduct by us.

        Because we will act as general partner of several partnerships, other commitments may adversely affect our financial condition. As a result of our commitments as general partner of several partnerships and because of the unlimited liability of a general partner to third parties, our net worth is at risk of reduction. Because we are primarily responsible for the conduct of each partnership's affairs, a significant adverse financial reversal for us could have an adverse effect on the partnership and the value of its units.

        You may be asked for additional funds. The managing general partner may call for voluntary assessments on the partners up to a total of $20,000 per unit for the purpose of conducting subsequent operations on properties the partnership began evaluating during the partnership's initial operations. Although you are not required to pay any assessment, your percentage interest in the partnership will be reduced if other partners pay and you do not. See "ASSESSMENTS AND FINANCING" in the accompanying prospectus.

        Our dealer manager has been the subject of disciplinary proceedings. If the dealer manager were to become involved in future disciplinary proceedings, a partnership's ability to diversify risks could decrease. The dealer manager has twice settled disputes with state securities administrators that have taken the position that certain joint venture interests sold by it, which the dealer manager maintained were not securities as defined by federal and state law, were in fact securities requiring registration under such states' laws. In each of these cases, the dealer manager neither admitted nor denied the factual findings of the relevant state securities administrator, but consented to the entry of an administrative order. While the dealer manager believes that federal and state law supports the proposition that in general, joint venture interests (being an interest in a general partnership) are not securities, litigating the issue is time consuming and expensive and did not seem prudent in these two instances.

        In September 1996, the dealer manager entered into a consent order in the State of Illinois pursuant to which it paid a fine of $10,000 and withdrew its registration as a securities dealer in the State of Illinois (which was reinstated in January 1999). In December 1995, the dealer manager entered into a consent order in the State of Texas pursuant to which it paid a fine of $15,000 and agreed to 180 days probation. During the probation, the dealer manager agreed to restrict its offers to sell securities to those made by registered agents in Texas, to prohibit unregistered individuals from making calls to prospective investors on its behalf, and to maintain and make certain records and books available to the State for examination upon request.

        The dealer manager also was censured in 1995 by the National Association of Securities Dealers ("NASD") and fined $2,500 for failure to maintain its minimum required net capital and monthly balances. In 2000, the NASD fined the dealer manager $5,000 for failure to implement the firm element requirement of the NASD's continuing education program for the firm's covered registered representatives.

        On November 5, 2004, the NASD notified Reef Securities, Inc. that it intended to commence a disciplinary proceeding regarding an NASD September 2003 inspection finding that Reef

Securities, Inc. did not have a written policy and procedure regarding the NASD's Anti-Money Laundering Policy rule, nor did Reef Securities, Inc. have an updated written policy and procedure regarding certain aspects of its continuing education program. The NASD's notification essentially advised Reef Securities, Inc. that it was required to maintain these policies, notwithstanding the explanations provided by Reef Securities, Inc. that: (i) it did not and does not maintain customer funds or securities on deposit and thus, did not believe it was subject to a requirement for a written policy regarding the handling of customer funds, and (ii) it held daily compliance and staff meetings and maintained a written policy from 1999 that it felt was applicable to the subsequent years. Reef Securities, Inc. has negotiated with the NASD and offered to settle both matters, without admitting or denying any of the allegations of the NASD, by the payment of a fine in the amount of $17,500 and a censure for both the firm and Mr. Paul Mauceli, the firm's principal. Reef Securities, Inc. believes that the settlement will be accepted. Both of these matters relate to policies and procedures of Reef Securities, Inc. and not interests in any program sponsored by Reef Partners LLC, the partnership nor sales practices of Reef Securities, Inc.

        If the dealer manager were to become involved in future disciplinary proceedings, its ability to sell the units could be limited. This could result in the partnership being formed with less offering proceeds than if the dealer manager's sales activities were not limited by such proceedings. If the partnership is subscribed at the minimum level, it will be able to participate in fewer prospects, which would increase the risk to the partners. As partnership size increases, the diversification of the partnership will increase because the partnership can obtain interests in and drill on a greater number of prospects.

Risks of Oil and Natural Gas Investments

        Oil and natural gas investments are highly risky. The selection of prospects for oil and natural gas drilling, the drilling, ownership and operation of oil and natural gas wells, and the ownership of non-operating interests in oil and natural gas properties are highly speculative. There is a possibility you will lose all or substantially all of your investment in the partnership. We cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil or natural gas. Drilling activities may be unprofitable, not only from non-productive wells, but from wells that do not produce oil or natural gas in sufficient quantities or quality to return a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, ground water, various clays, lack of porosity and permeability may hinder, restrict or even make production impractical or impossible.

        Drilling exploratory wells is riskier than drilling developmental wells. Most of the wells drilled by us and our affiliates since 1996 have been exploratory wells. Although no more than 20% of the partnership's proceeds from this offering that are expended on drilling activities will be used for exploratory drilling, the partnership may drill one or more exploratory wells. Drilling exploratory wells involves greater risks of dry holes and loss of the partners' investment than the drilling of developmental wells. Drilling developmental wells generally involves less risk of dry holes, although sometimes developmental acreage is more expensive and subject to greater royalties and other burdens on production. This investment is suitable for you only if you are financially able to withstand a loss of all or substantially all of your investment.

        The partnership may be required to pay delay rentals to hold drilling prospects, which may deplete partnership capital. Oil and gas leases generally must be drilled upon by a certain date or additional funds known as delay rentals must be paid to keep the lease in effect. Delay rentals typically must be paid after the first year of entering into a lease if no production or drilling activity has commenced. If delay rentals become due on any property the partnership acquires, the partnership will have to pay its share of such delay rentals or lose its lease on the property. These delay rentals could equal or exceed the cost of the property. Further, payment of these delay rentals could seriously deplete the partnership's capital available to fund drilling activities when they do commence.

        Prices of oil and natural gas are unstable. Global economic conditions, political conditions, and energy conservation have created unstable prices for oil and natural gas. Oil and natural gas prices may fluctuate significantly in response to minor changes in supply, demand, market uncertainty, political conditions in oil-producing countries, activities of oil-producing countries to limit production, global economic conditions, weather conditions and other factors that are beyond our control. The prices for domestic oil and natural gas production have varied substantially over time and may in the future decline, which would adversely affect the partnership and the investor partners. Prices for oil and natural gas have been and are likely to remain extremely unstable.

        Competition, market conditions and government regulation may adversely affect the partnership. A large number of companies and individuals engage in drilling for oil and natural gas. As a result, there is intense competition for the most desirable prospects. The sale of any oil or natural gas found and produced by the partnership will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies. Governmental regulations may fix rates of production from partnership wells, and the prices for oil and natural gas produced from the wells may be limited. From time-to-time, a surplus of oil and natural gas occurs in areas of the United States. The effect of a surplus may be to reduce the price the partnership may receive for its oil or gas production, or to reduce the amount of oil or natural gas that the partnership may produce and sell.

        Environmental hazards and liabilities may adversely affect the partnership and result in liability for the additional general partners. There are numerous natural hazards involved in the drilling of oil and natural gas wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. Uninsured liabilities would reduce the funds available to the partnership, may result in the loss of partnership properties and may create liability for you if you are an additional general partner. Although the partnership will maintain insurance coverage in amounts we deem appropriate, it is possible that insurance coverage may be insufficient. In that event, partnership assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities.

        The partnership may incur liability for liens against its subcontractors. Although we will try to determine the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, the properties of the partnership could be subject to materialmen's and workmen's liens. In that event, the partnership could incur excess costs in discharging such liens.

        Shut-in wells and delays in production may adversely affect partnership operations. Production from wells drilled in areas remote from marketing facilities may be delayed until sufficient reserves are established to justify construction of necessary pipelines and production facilities. In addition, production from wells may be reduced or delayed due to seasonal marketing demands. Wells drilled for the partnership may have access to only one potential market. Local conditions, including closing businesses, conservation, shifting population, pipeline maximum operating pressure constraints, and development of local oversupply or deliverability problems could halt sales from partnership wells.

        The production and producing life of partnership wells is uncertain. Production will decline. It is not possible to predict the life and production of any well. The actual lives could differ from those anticipated. Sufficient oil or natural gas may not be produced for you to receive a profit or even to recover your initial investment. In addition, production from the partnership's oil and natural gas wells, if any, will decline over time, and does not indicate any consistent level of future production. This production decline may be rapid and irregular when compared to a well's initial production.

Tax Risks

        Tax treatment may change. The tax treatment currently available with respect to oil and natural gas exploration and production may be modified or eliminated on a retroactive or prospective basis by future legislative, judicial, or administrative actions.

        Tax treatment depends upon partnership classification. Tax counsel has rendered its opinion to us that the partnership will be classified for federal income tax purposes as a partnership and not as an association taxable as a corporation or as a "publicly traded partnership." This opinion is not binding on the IRS or the courts. The IRS could assert that the partnership should be classified as a "publicly traded partnership." This would mean that any income, gain, loss, deduction, or credit of the partnership would remain at the entity level and not flow through to the partners, that the income of the partnership would be subject to corporate tax rates at the entity level, and that distributions to the investor partners might be considered dividend distributions subject to federal income tax at the partners' level.

        Tax liabilities may exceed cash distributions. You may be required to pay federal income tax based upon your distributive share of partnership taxable income for any year in an amount exceeding the cash distributed to you by the partnership. You must include in your own return for a taxable year your share of the items of the partnership's income, gain, profit, loss, and deductions for the year, whether or not cash proceeds are actually distributed to you.

        Tax treatment will differ for additional general partners and limited partners. An investment as an additional general partner in the partnership may not be advisable for you if your taxable income from all sources is not recurring or is not normally subject to the higher marginal federal income tax rates. An investment as a limited partner may not be advisable for you if you do not anticipate having substantial current taxable income from passive trade or business activities. You will not be able to utilize any passive losses generated by the partnership unless you receive passive income.

        If you invest as an additional general partner, you will have the right to convert your general partner interests into limited partner interests, subject to certain limitations. All units of general partner interest held by investors will be converted into units of limited partner interest as soon as practicable after the end of the year in which drilling by the partnership has been completed. After the conversion, gain will be recognized to the extent that any liabilities of which an additional general partner is considered relieved due to the conversion exceed his adjusted basis in his partnership interest.

        Partnership income, losses, gains, and deductions allocable to a limited partner will be subject to the passive activity rules and those allocable to an additional general partner will generally not be subject to the passive activity rules. Upon conversion of an additional general partner's interest to that of a limited partner, subsequently allocable income and gains will be treated as non-passive, while losses and deductions will be limited under the passive loss rules.

        Audits of the partnership's tax returns could result in increased taxes due by the partners or audits of partners' individual tax returns. The fact that the partnership will not be registered with the IRS as a "tax shelter" does not reduce the possibility that the IRS will audit the partnership's returns. If an audit occurs, tax adjustments might be made that would increase the amount of taxes due or increase the risk of audit of partners' individual tax returns. Costs and expenses may be incurred by the partnership in contesting any audit adjustments. The cost of responding to audits of partners' tax returns will be borne solely by the partners whose returns are audited.

        A material portion of your subscription proceeds is not currently deductible. A material portion of the subscription proceeds of the partnership will be expended for cost and expense items that will not be currently deductible for income tax purposes.

        The IRS could challenge the partnership's deductions for prepayment of drilling costs. Some drilling cost expenditures may be made as prepayments during a year for drilling and completion operations that in large part may be performed during the following year. All or a portion of these prepayments may be currently deductible by the partnership if:

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  the well to which the prepayment relates is drilled within 90 days after the end of the year the prepayment is made;

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  the payment is not a mere deposit; and

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  the payment serves a business purpose or otherwise satisfies the clear reflection of income rule.

        The partnership could fail to satisfy the requirements for deduction of prepaid intangible drilling and development costs. The IRS may challenge the deductibility of these prepayments. If a challenge were successful, the challenged prepaid expenses would be deductible in the tax year in which the services under the drilling contracts are actually performed, rather than the tax year in which the payment was made.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains forward-looking statements that involve risks and uncertainties. You should exercise extreme caution with respect to all forward-looking statements made in this prospectus supplement. Specifically, the following statements are forward-looking:

  •
  statements regarding our overall strategy for acquiring prospects including our intent to co-invest with major independent oil companies and our intent to diversify our investments;

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  statements estimating any number or specific type or size of prospects we may acquire or size of the interest we may acquire in such prospects;

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  statements regarding the state of the oil and gas industry and the opportunity to profit within the oil and gas industry, our competition, pricing, level of production, or the regulations that may affect us;

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  statements regarding the plans and objectives of our management for future operations, including, without limitation, the uses of partnership funds and the size and nature of the costs we expect to incur and people and services we may employ;

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  any statements using the words "anticipate," "believe," "estimate," "expect" and similar such phrases or words; and

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  any statements of other than historical fact.

        We believe that it is important to communicate our future expectations to our investors. Forward-looking statements reflect the current view of management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including, without limitation, the factors listed above in the section captioned "RISK FACTORS." Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Should any one or more of these or other risks or uncertainties materialize or should any underlying assumptions prove incorrect, actual results are likely to vary materially from those described herein. There can be no assurance that the projected results will occur, that these judgments or assumptions will prove correct or that unforeseen developments will not occur.

        We do not intend to update our forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

TERMS OF THE OFFERING

General

        Reef Partners LLC, a Nevada limited liability company ("Reef Partners"), is sponsoring Reef Global Energy IV, L.P., which we refer to in this prospectus supplement as the "partnership." The partnership is the fourth to be offered in a series of Nevada limited partnerships comprising a program called Reef Global Energy Ventures. We are offering 375 units of limited partner interests and 125 units of additional general partner interests in the partnership. Units are being offered at an offering price of $20,000 per unit to prospective investors who meet the suitability standards described in the accompanying prospectus. The minimum required subscription per investor is one-quarter unit ($5,000). If an investor purchases units on more than one occasion during the offering period of the partnership, the minimum required subscription on each occasion is one-quarter unit ($5,000).

        The managing general partner will buy at least 5% of the partnership units. These units may be either additional general partner interests or limited partner interests. The managing general partner and its affiliates may, in their sole and absolute discretion, subscribe for additional units. No more than 500 units ($10,000,000) will be sold in the partnership.

        The price to be paid by the managing general partner for its minimum subscription, and the price to be paid by the managing general partner and its affiliates for additional units that any of them may subscribe for, if any, is the same price per unit to be paid by investors, net, however, of the management fee. The managing general partner and/or its affiliates will be entitled to the same ratable interest per unit they purchase in the partnership as other unit holders. All units purchased by the managing general partner and/or its affiliates will be made for investment purposes only and not with a view toward redistribution or resale.

Offering Period

        The offering period for the partnership began on September 21, 2004. As of October 31, 2004, we had sold approximately 138.2 units ($2,764,000) in the partnership, excluding the units we will purchase. The offering period may be terminated at any time because the minimum number of units (50) has been subscribed for in the partnership. Unless Reef Partners elects to terminate the partnership's offering period before the maximum number of units (500) in the partnership has been subscribed for, the offering period for the partnership will terminate on December 31, 2004.

Election to Purchase As Limited Partner or Additional General Partner

        A subscriber may elect to purchase units as a limited partner or as an additional general partner, by purchasing units of limited partner interest or units of general partner interest. A maximum of 375 units of limited partner interests and a maximum of 125 units of general partner interests may be issued by the partnership. As long as a total of at least 50 units are sold in the partnership, there is no minimum number of additional general partner or limited partner interests that must be sold.

Subscriptions for Units; Escrow Account

        Subscriptions for units are payable in cash upon subscription. Checks for units should be made payable to "J.P. Morgan Trust Company, N.A., Escrow Agent for Reef Global Energy IV, L.P." and should be given to the subscriber's broker for submission to the dealer manager and escrow agent.

        The execution of the subscription agreement by a subscriber, or by his authorized representative in the case of fiduciary accounts, constitutes a binding offer to buy unit(s) in the partnership and an agreement to hold the offer open until the subscription is accepted or rejected by the managing general partner. Once an investor subscribes for units, he will not have any revocation rights, unless otherwise provided by state law. The managing general partner may not complete a sale of units to any investor until at least five business days after the date the investor has received a final prospectus. In addition, the managing general partner will send to each investor a confirmation of his purchase.

        The managing general partner may refuse to accept any subscription without liability to the subscriber. The managing general partner may reject a subscription if, for example, the prospective investor does not satisfy the suitability standards described in the accompanying prospectus or if the subscription is received after the offering period has terminated. The execution of the subscription agreement and its acceptance by the managing general partner also constitute the execution of the partnership agreement and an agreement to be bound by its terms as a partner, including the granting of a special power of attorney to the managing general partner appointing it as the partner's lawful representative to make, execute, sign, swear to, and file a Certificate of Limited Partnership, governmental reports, certifications, contracts, and other matters.

        Subscription proceeds of the partnership were held in a separate interest-bearing escrow account with J.P. Morgan Trust Company, N.A., as escrow agent until at least 50 units in the partnership were subscribed for, including units subscribed for by the managing general partner and its affiliates. Because at least 50 units have been subscribed for during the partnership's offering period, including units subscribed for by the managing general partner and its affiliates, the managing general partner may direct the escrow agent to disburse the funds in the escrow account, in whole or in part, at any time during the remainder of the partnership's offering period, and to pay to the managing general partner all funds in the escrow account upon termination of the partnership's offering period.

        Subscriptions will not be commingled with the funds of the managing general partner or its affiliates, nor will subscriptions be subject to the claims of their creditors. Subscription proceeds will be invested during the offering period only in short-term institutional investments comprised of or secured by securities of the U.S. government. Interest accrued on subscription funds prior to closing of the offering and funding of the partnership will be allocated pro rata to the respective subscriber.

Formation of the Partnership

        The partnership will be formed pursuant to the Nevada Uniform Limited Partnership Act (the "Act") in November 2004. The partnership is and will be a separate and distinct business and economic entity from every other Reef Global Energy Ventures partnership. Thus, the investor partners in one partnership will be partners only of that partnership in which they specifically subscribe and will not have any interest in any of the other partnerships. Therefore, they should consider and rely solely upon the operations and success of their own partnership in assessing the quality of their investment. The performance of this partnership will not be attributable to the performance of other partnerships. Investor partners will not have any interest in the managing general partner or any of its affiliates other than the interest held in the partnership in which they specifically subscribe.

        Upon funding of the partnership, the managing general partner will deposit the subscription funds in interest-bearing accounts or invest such funds in the partnership's name in short-term highly-liquid securities where there is appropriate safety of principal, until the funds are required for partnership purposes. Interest earned on amounts so deposited or invested will be credited to the accounts of the partnership.

        The managing general partner anticipates that within 12 months following the formation of the partnership all subscriptions will have been expended or committed for partnership operations. Unless the managing general partner determines that it is prudent for the partnership to set aside funds for working capital, contingencies, or any other matter, any unexpended and/or uncommitted subscriptions at the end of such 12-month period will be returned pro rata to the investor partners and the managing general partner will reimburse such partners for organization and offering costs and the management fee allocable to the return of capital.

        The managing general partner will file a Certificate of Limited Partnership and any other documents required to form the partnership with the State of Nevada. The managing general partner also will take all other actions necessary to qualify the partnership to do business as a limited partnership or cause the limited partnership status of the partnership to be recognized in any other jurisdiction where the partnership conducts business.

Types of Units

        Investor May Choose to Be a Limited Partner and/or an Additional General Partner.    An investor partner may purchase units as a limited partner and/or as an additional general partner. Although income, gains, losses, deductions, and cash distributions allocable to the investor partners are generally shared pro rata based upon the amount of their subscriptions, there are material differences in the federal income tax effects and the liability associated with these different types of units. Any income, gain, loss, or deduction attributable to partnership activities will generally be allocable to the partners who bear the economic risk of loss with respect to the activities. Additional general partners generally will be permitted to offset partnership losses and deductions against income from any source. Limited partners generally will be allowed to offset partnership losses and deductions only against passive income.

        An investor must indicate the number of limited partner units or additional general partner units subscribed for and fill in the appropriate line on the investor signature page of the subscription agreement. If a subscriber fails to indicate on the subscription agreement a choice between investing as a limited partner or as an additional general partner, the managing general partner will not accept the subscription and will promptly return the subscription agreement and the tendered subscription funds to the subscriber.

        Limited Partners.    The liability of a limited partner of the partnership for the partnership's debts and obligations will be limited to that partner's capital contributions, his share of partnership assets, and the return of any part of his capital contribution. Under Nevada law, a limited partner is liable for all or part of a returned capital contribution as follows:

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  For a period of one year after the termination of the partnership, if the limited partner received the return of any part of his capital contribution without violation of the partnership agreement or the Act, the limited partner's liability is limited to the amount necessary to discharge the limited partner's liabilities to creditors who extended credit to the partnership during the period the capital contribution was held by the partnership.

  •
  For a period of six years after the termination of the partnership, if the limited partner has received the return of any part of his contribution in violation of the partnership agreement or the Act, he may be liable for the entire amount of the wrongfully returned capital contribution.

        General Partners.    The general partners of the partnership will consist of the managing general partner and each investor purchasing units of general partner interest. Each additional general partner will be fully liable for the debts, obligations and liabilities of the partnership individually and as a group with all other general partners as provided by the Act to the extent liabilities are not satisfied from the proceeds of insurance, from the indemnification by the managing general partner, or from the sale of partnership assets. See "RISK FACTORS." While the activities of the partnership will be covered by substantial insurance policies and indemnification by the managing general partner (see "PROPOSED ACTIVITIES—Insurance" and "SUMMARY OF PARTNERSHIP AGREEMENT—Indemnification" in the accompanying prospectus), the additional general partners may incur personal liability as a result of the activities of the partnership that are not covered by insurance, partnership assets, or indemnification.

        Conversion of Units by the Managing General Partner and by Additional General Partners.    The managing general partner will convert all units of general partner interest of the partnership into units of limited partner interest as soon as practicable after the end of the year in which drilling by the partnership has been completed. In addition, upon written notice to the managing general partner, and except as provided below and in the partnership agreement, additional general partners of the partnership have the right to convert their interests into limited partner interests:

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  at any time after one year following the closing of the offering of the partnership and the disbursement to the partnership of the proceeds of the offering; and

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  at any time within the 30 day period prior to any material change in the amount of the partnership's insurance coverage.

        Upon conversion, an additional general partner of the partnership will become a limited partner of the partnership. Conversion will not be permitted if it will cause a termination of the partnership for federal income tax purposes.

        Conversion of an additional general partner to a limited partner in the partnership will not be effective until the managing general partner files an amendment to the partnership's Certificate of Limited Partnership. The managing general partner is obligated to file an amendment to its Certificate at any time during the full calendar month after receiving the required notice of the additional general partner requesting conversion, as long as the conversion will not result in a termination of the partnership for tax purposes. A conversion made in response to a material change in the partnership's insurance coverage will be made effective prior to the effective date of the change in insurance coverage. After the conversion of his general partner interest to that of a limited partner, each converting additional general partner will continue to have unlimited liability for partnership liabilities arising prior to the effective date of such conversion, and will have limited liability to the same extent as limited partners for liabilities arising after conversion to limited partner status is effected.

        Except with respect to units it buys in the partnership for cash, the managing general partner is not entitled to convert its interests into limited partnership interests. Limited partners do not have any right to convert their units into units of additional general partnership interest.

SOURCE OF FUNDS AND USE OF PROCEEDS

Source of Funds

        Upon completion of the offering of units in the partnership, and before borrowing becomes permissible, the sole funds available to the partnership will be the capital contributions of the partners. As of October 31, 2004, approximately $2,764,000 of units had been sold. The maximum capital contributions will be $10,000,000 if the maximum subscription of 500 units is sold. This aggregate capital contribution includes the purchase of units by the managing general partner and its affiliates. The managing general partner will purchase at least 5% of the units in the partnership at the offering price of $20,000 per unit, net of the management fee. There is no limit on the number of units the managing general partner and its affiliates may elect to purchase in the partnership.

Use of Proceeds

        In order to fund the partnership, a minimum of 50 units ($1,000,000) were required to be sold. The following table presents information regarding the financing of the partnership based upon the sale of 50 units ($1,000,000) and the sale of 500 units ($10,000,000), the minimum and maximum number of units, respectively, that can be sold for the partnership. We will receive a fee equal to 15% of the total amount of subscriptions received to pay for costs associated with the organization of the partnerships and the offering, including sales commissions. If the organization and offering costs, including commissions paid by us, are less than 15% of the subscription proceeds, we will keep the difference as a one-time management fee. If these costs exceed 15% of the subscription proceeds, we will pay the difference. The amount of our management fee that is not used to pay organization and offering costs, if any, therefore cannot be determined until all of the partnerships have been formed.

	Minimum Subscription (50 Units)	Percent	Maximum Subscription (500 Units)	Percent
Total partnership capital	$1,000,000	100.00%	$10,000,000	100.00%
Less: Organization and offering costs, including commissions, and management fee to managing general partner	150,000	15.00%	1,500,000	15.00

Amount available for investment	$850,000	85.00%	$8,500,000	85.00%

Subsequent Source of Funds

        As indicated above, it is anticipated that substantially all of the partnership's initial capital will be committed or expended following the offering of units in the partnership. The partnership agreement does not permit the partnership to borrow any funds for its activities until drilling has been completed and all additional general partner interests have been converted into limited partner interests. Consequently, any future requirements for additional capital may have to be satisfied from partnership production or from assessments voluntarily contributed by the partners to fund subsequent operations. See "ASSESSMENTS AND FINANCING" in the accompanying prospectus and "RISK FACTORS—Special Risks of the Partnership" in this prospectus supplement. The partnership has limited external sources of funds, which could result in a shortage of working capital. Alternatively, the partnership could farm out or sell partnership properties.

PROPOSED ACTIVITIES

Introduction

        The partnership will be formed to drill, complete and own oil and natural gas properties. The managing general partner may conduct partnership operations in such locations as it may deem advisable. The managing general partner intends for the partnership primarily to acquire interests in oil and natural gas properties in the United States and U.S. waters in the Gulf of Mexico in which major or independent oil and gas companies also have interests. At times, the partnership may drill and own interests without such strategic partners. The managing general partner believes that these acquisitions from major or independent oil and gas companies may permit the partnership to obtain the benefit of seismic, geological and geophysical exploration and initial drilling efforts conducted by such major companies.

        Risks may be spread to a limited extent by participating in drilling operations on a number of different prospects. Until the amount of funds to be available for the partnership's drilling activities is determined, the precise number of prospects cannot be determined and the drilling budget cannot be formulated. A "prospect" is generally defined as a contiguous oil and gas leasehold estate, or lesser interest in a leasehold estate, upon which drilling operations may be conducted.

        Depending on its attributes, a prospect may be characterized by Reef Partners as an "exploratory", "developmental" or "exploitation" site. At least 80% of the proceeds from this offering that are spent on drilling activities will be used for developmental and exploitation drilling, and no more than 20% of such proceeds will be used for exploratory drilling. Generally speaking, exploratory drilling involves the conduct of either drilling operations in search of a new and yet undiscovered pool of oil and gas or, alternatively, drilling within a discovered pool with the hope of greatly extending the limits of the pool. In contrast, developmental drilling involves drilling to a known producing formation in a previously discovered field, and an exploitation well is a well drilled within or an extension of a proven oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

        It is anticipated that all prospects will be evaluated utilizing data provided to the managing general partner by Reef Exploration, Inc. ("Reef Exploration"), including well logs, production records from Reef Exploration's and others' wells, seismic, geological and geophysical information, and such other information as may be available and useful. Reef Exploration is an affiliate of the managing general partner. See "MANAGEMENT" in the accompanying prospectus. In addition, prospects will be evaluated by petroleum engineers, geophysicists, and other technical consultants retained by the managing general partner.

Gulf of Mexico Prospects

        One of the ways Reef Partners may identify prospects located in the U.S. Gulf of Mexico is through participation agreements entered into with Challenger Minerals, Inc. Challenger Minerals, Inc. ("CMI"), a subsidiary of GlobalSantaFe Corporation, is a screener of oil and gas prospects in these regions. GlobalSantaFe Corporation is a New York Stock Exchange listed company and one of the largest international drilling contractors providing offshore drilling services to the world's leading oil and gas companies. Its subsidiary, Applied Drilling Technology Inc. ("ADTI"), furnishes competitive turnkey drilling and completion services in the Gulf of Mexico and the North Sea.

        Under the terms of an October 2001 Gulf of Mexico participation agreement between CMI and Reef Partners, which was subsequently amended effective December 1, 2003, during the period between January 31, 2002 and January 31, 2005, CMI is to identify, initially evaluate, and present to Reef Partners a minimum of 50 prospects per year in the Gulf of Mexico region, as to which working interests are available for participation by Reef Partners or its affiliates, including the Reef Global Energy Ventures partnerships. Pursuant to the original participation agreement, Reef Partners was to pay a participation fee of $1,125,000 ($375,000 per year) for the services provided by CMI under the agreement. Reef Partners was given a 12.5% participation interest in the CMI Gulf of Mexico Exploration JV program and the CMI Gulf of Mexico Field Development JV program. Under the terms of the December 1, 2003 amendment, the participation fee was reduced to $300,000 per year beginning January 31, 2004, and Reef Partners' participation interest in the CMI Gulf of Mexico Exploration JV program was reduced from up to 12.5% to up to 7.5% of the interest made available to CMI.

        Under these agreements, Reef Partners has no obligation to acquire any interest in any prospect or in any minimum number of prospects identified to it by CMI for its own account or for the account of any affiliate, including the Reef Global Energy Ventures partnerships. If Reef Partners believes that a prospect presented to it merits a detailed geo-technical review, CMI will coordinate with and assist Reef Partners' technical personnel to conduct the review. Reef Partners may thereafter elect to participate in a prospect, at times jointly with CMI and its affiliates and at times without the involvement of these entities. Reef Partners will have the right to purchase up to 12.5% of any interest in the CMI Gulf of Mexico Field Development JV program prospects offered to CMI and 7.5% of any interest in the CMI Gulf of Mexico Exploration JV program prospects offered to CMI. Reef Partners may achieve greater participation under these agreements if CMI or any of its joint venture partners elects not to participate. On many prospects in which CMI does participate it will likely bring with it the added benefit of the substantial experience ADTI has acquired in the drilling and completion of prospects in the region, as ADTI may be selected to drill and complete the wells.

        Reef Partners cannot predict how many prospects identified by CMI will be deemed suitable for its participation, nor can it predict how many of these will prove suitable for the partnership. Reef Partners believes that its arrangements with CMI will produce interests in quality prospects for acquisition. In addition, Reef Partners will save the costs of gathering exploration data and evaluation time attendant to these prospects and minimize the risk that wells on these prospects will never be drilled.

Insurance

        The managing general partner will carry blowout, pollution, public liability and workmen's compensation insurance, but such insurance may not be sufficient to cover all liabilities. Each unit held by the additional general partners represents an open ended security for unforeseen events such as blowouts, lost circulation, stuck drillpipe, etc. that may result in unanticipated additional liability materially in excess of the per unit subscription amount.

        The managing general partner has obtained various insurance policies, as described below, and intends to maintain such policies subject to its analysis of their premium costs, coverage and other factors. Reef Partners, in the exercise of its fiduciary duty as managing general partner, will obtain insurance on behalf of the partnership to provide the partnership with such coverage as the managing general partner believes is sufficient to protect the investor partners against the foreseeable risks of drilling and production. The managing general partner will review the partnership insurance coverage prior to commencing drilling operations and periodically evaluate the sufficiency of insurance. The managing general partner will obtain and maintain such insurance coverage for the partnership equal to twice the capitalization of such partnership. In no event will the partnership maintain public liability insurance of less than $10 million. Subject to the foregoing, the managing general partner may, in its sole discretion, increase or decrease the policy limits and types of insurance from time to time as it deems appropriate under the circumstances, which may vary materially. The managing general partner is the beneficiary under each policy and pays the premiums for each policy. The following types and amounts of insurance have been obtained and are expected to be maintained:

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  Workmen's compensation insurance in full compliance with the laws of the State of Texas, which will be obtained for any other jurisdictions where the partnership conducts its business;

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  General liability insurance, including bodily injury liability and property damage liability insurance, each with a limit of $1,000,000;

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  Employer's liability insurance with a limit of not less than $1,000,000;

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  Automobile public liability insurance with a limit of not less than $1,000,000 per occurrence, covering all automobile equipment;

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  Energy exploration and development liability insurance with limits of not less than $5,000,000 for land wells and not less than $10,000,000 for wet wells; and

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  Umbrella liability insurance (excess of the General liability, Employer's liability and Automobile liability insurance) with a limit of $25,000,000.

        The managing general partner will notify all additional general partners of the partnership at least 30 days prior to any adverse material change in the amount of the partnership's insurance coverage. Within this 30 day period and otherwise after the expiration of one year following the closing of the offering with respect to the partnership, additional general partners have the right to convert their units into units of limited partnership interest by giving written notice to the managing general partner. Additional general partners will have limited liability as a limited partner for any partnership operations conducted after their conversion date, effective upon the filing of an amendment to the Certificate of Limited Partnership of the partnership. At any time during this 30 day period, upon receipt of the required written notice from the additional general partner of his intent to convert, the managing general partner will amend the partnership agreement and will file the amendment with the State of Nevada prior to the effective date of the change in insurance coverage. This amendment to the partnership agreement will effectuate the conversion of the interest of the former additional general partner to that of a limited partner. Effecting conversion is subject to the express requirement that the conversion will not cause a termination of the partnership for federal income tax purposes. However, even after an election of conversion, an additional general partner will continue to have unlimited liability regarding partnership activities while he was an additional general partner. See "TERMS OF THE OFFERING."

MANAGEMENT

General

        The managing general partner of the partnership is Reef Partners LLC, a privately-owned Nevada limited liability company that was formed in February 1999 by the holders of all of the outstanding common stock of Reef Exploration. Reef Exploration was organized in 1987 for the principal purpose of reviewing drilling prospects upon which partnerships and joint ventures formed by Reef Exploration might engage in exploration, development and production activities. Since 1987, Reef Exploration has been engaged continuously in the business of exploring for, developing and producing oil and natural gas both within and outside the continental United States, through partnerships and joint ventures it has formed. Michael J. Mauceli, the manager of the managing general partner, is the Chief Executive Officer of Reef Exploration.

        The managing general partner will actively manage and conduct the business and oversee the day to day operations of the partnership. It will be responsible for maintaining partnership bank accounts, collecting partnership revenues, making distributions to the partners, delivering reports to the partners, and supervising the drilling, completion, and operation of the partnership's oil and natural gas wells. Certain officers of the managing general partner are also directors, officers and employees of Reef Exploration. Subject to limitations set forth in the partnership agreement, such individuals, the managing general partner and Reef Exploration itself intend to continue to engage in the oil and gas business for their own account and for the account of others. See "CONFLICTS OF INTEREST" in the accompanying prospectus. The managing general partner and such directors, officers and employees will devote as much of their time and talents to the management of the partnership as necessary for the proper conduct of the partnership's business.

        Reef Exploration employs Dwight E. Roberts, Vice President—Exploration to oversee all aspects of prospect and project generation and review. Working closely with Mr. Roberts is Laura S. Klein, Vice President—Engineering, whose responsibilities encompass drilling design, well completion and production oversight. H. Walt Dunagin, Vice President—Land Management, oversees legal aspects concerning leasing, operating agreements, industry partner joint venture arrangements, and acts as Reef Exploration's chief negotiator. Reef Exploration also retains a number of subcontractors and consulting companies who report to the Vice Presidents. These include, but are not limited to, geologists, geophysicists, petrophysicists, paleontologists, drilling engineers, completion engineers, reservoir engineers, drilling rig supervisors, landmen, surveyors and other specialists with expertise in the search, exploration, development and day to day operations associated with petroleum exploration and production. Mr. Roberts, Ms. Klein and Mr. Dunagin, and these subcontractors and consulting companies are retained by the managing general partner.

        When the opportunity arises, the managing general partner will choose operators of the prospects that are experienced in the operation of oil and natural gas properties. However, in many cases the partnership will own too small an interest in the prospect to make decisions regarding who will act as operator for the property. In such cases, the choice of who acts as operator will be made by parties owning a greater percentage of the particular prospect. Although the managing general partner believes that the operator of partnership prospects will usually be an unrelated third party, Reef Exploration, an affiliate of the managing general partner, may act as operator. Since its inception in 1987, Reef Exploration has served as operator of approximately 125 wells and it is currently the operator of 25 wells.

Reef Partners LLC

        The Manager, officers and key personnel of the managing general partner, their ages, current positions with the managing general partner and/or Reef Exploration, and certain additional information are set forth below:

Name	Age	Positions and Offices Held
Michael J. Mauceli	48	Manager of Reef Partners; Chief Executive Officer and Director of Reef Exploration
H. Walt Dunagin	47	Vice President—Land Manager of Reef Exploration
Dwight E. Roberts	51	Vice President—Exploration of Reef Exploration
Laura S. Klein	44	Vice President—Engineering of Reef Exploration
Daniel C. Sibley	52	Chief Financial Officer of Reef Partners and Reef Exploration
David M. Tierney	52	Controller—Reef Global Energy Ventures

        Michael J. Mauceli is the Manager and a member of Reef Partners, as well as the Chief Executive Officer and a Director of Reef Exploration. Mr. Mauceli has held these positions with the managing general partner since its formation in February 1999. He has served in these positions with Reef Exploration since 1987. Since its inception, Mr. Mauceli has also served as manager of Reef Operating Company LLC, a Nevada limited liability company formed in December 2001 by Reef Partners and Reef Exploration. Mr. Mauceli attended the University of Mississippi where he majored in business management and marketing as well as the University of Houston where he received his Commercial Real Estate License. He entered the oil and gas business in 1976 when he joined Tenneco Oil & Gas Company. Mr. Mauceli moved to Dallas in 1979, where he was engaged by several exploration and development firms planning exploratory activities of and assessing the marketing feasibility of privately sponsored drilling programs.

        H. Walt Dunagin is Vice President—Land Manager of Reef Exploration. He has held this position since 1990. He is a 1979 graduate of the University of Mississippi. Mr. Dunagin began his career doing independent land work for Exxon Co. U.S.A. Since that time he has performed land work in Alabama, Mississippi, Louisiana, North Dakota, Montana, Oklahoma and Texas. For six years prior to joining Reef Exploration, he was directly involved in the sale of producing properties for Mobil, Texaco, Oryx Energy and American Exploration Company. He became a Certified Professional Landman in August 1986 and is a member of the American Association of Petroleum Landmen, Dallas Association of Petroleum Landmen and the International Association of Petroleum Negotiators.

        Dwight E. Roberts is Vice President—Exploration at Reef Exploration. He was appointed to this position in 2003. He is a graduate of Eastern New Mexico University with a Bachelor's degree in geology and did post-graduate work at the Colorado School of Mines in 1975-76. Mr. Roberts has worked for several oil and gas companies as a geologist developing exploration prospects, and was also self employed as a geologist from 1992-1997, generating exploration and exploitation prospects for clients as well as performing studies for well re-completions and infield development projects for clients. From 1997 to June 1999 Mr. Roberts was a senior staff geologist at Pioneer Natural Resources USA, Inc. From July 1999 to March 2002 he was the Manager of Geology/Geophysics at Prize Energy Corporation, and supervised the company's exploration activity, which was concentrated in South Texas, the Texas Gulf Coast, Louisiana and the Permian Basin. He is a member of AAPG (American Association of Petroleum Geologists) and the Society of Petroleum Engineers.

        Laura S. Klein is Vice President—Engineering at Reef Exploration, a position she has held since joining the company early in 2000. She is a 1981 graduate of the Colorado School of Mines with a Bachelor's degree in Petroleum Engineering. Since receiving her degree, Ms. Klein has accumulated 21 years of experience as a drilling/completion engineer and as a worldwide rig operations supervisor. From 1996 until coming to Reef Exploration, she held the position of Senior Staff Drilling Engineer with Mobil's International Drilling Services Unit and oversaw projects in Russia, China, Italy and the North Sea. Ms. Klein also managed recruiting and training for Mobil's worldwide drilling organization. Ms. Klein's professional affiliations include SPE (Society of Petroleum Engineers), AADE (American Association of Drilling Engineers) and ASTD (American Society of Training and Development).

        Daniel C. Sibley is Chief Financial Officer of Reef Partners and Reef Exploration. He became General Counsel and Chief Financial Officer of Reef Partners in December 1999 and Reef Exploration in 1998. From 1980 to 1998, Mr. Sibley was involved in the private practice of law. He received a B.B.A. in accounting from the University of North Texas in 1973, a law degree (J.D.) from the University of Texas in 1977, and a Master of Laws-Taxation degree (L.L.M.) from Southern Methodist University in 1984.

        David M. Tierney was employed by Reef Exploration, Inc. in March 2001, and is the Controller of the Reef Global Energy Ventures partnerships. Mr. Tierney received a Bachelor's degree from Davidson College in 1974, a Masters of Business Administration (MBA) from Tulane University in

1976, and is a Texas Certified Public Accountant. Mr. Tierney has worked in public accounting, and has been employed in the oil and gas industry since 1979. From 1992 through 2000 he served as controller/treasurer of an independent oil and gas exploration company.

Ownership of Reef Partners LLC

        The following table sets forth information with respect to the membership interests of the managing general partner owned by each person who owns beneficially 5% or more of the outstanding membership interests, by all managers of the managing general partner individually, and by all managers and executive officers of the managing general partner as a group. The interest held by Michael J. Mauceli includes a 99% interest held of record by Mr. Mauceli and a 1% interest held of record by Reef Exploration, Inc., a corporation controlled by Mr. Mauceli.

Name and Address	Amount Beneficially Owned	Percent of Class
Michael J. Mauceli c/o Reef Partners LLC 1901 N. Central Expressway Suite 300 Richardson, Texas 75080	N/A	100%
Managers and executive officers as a group (1 person)	N/A	100%

Compensation

        No officer, manager, director or employee of Reef Partners or Reef Exploration will receive any direct remuneration or other compensation from any of the partnerships.

Legal Proceedings

        There are currently no legal proceedings involving Reef Partners LLC or any of the Reef Global Energy Ventures partnerships.

PRIOR ACTIVITIES

        Investors in Reef Global Energy IV, L.P. should not assume that they will experience returns similar to those experienced by investors in the other programs described below which were sponsored by Reef Exploration or Reef Partners. There can be no assurance that prior performance will be indicative of future returns. The results described below should be viewed only as indicative of our experience and level of activity.

        Reef Global Energy Ventures is the first public drilling program sponsored by Reef Partners as managing general partner. Reef Global Energy I, L.P., which began operations in January 2003, was the first partnership formed in this program. Reef Global Energy II, L.P. began operations in December 2003. Reef Global Energy III, L.P. was formed in April 2004 and has just completed its offering of partnership units to investors.

        Since its formation in February 1999, Reef Partners has sponsored eighteen private drilling ventures and nine private income fund ventures, as well as the Reef Global Energy Ventures drilling program. Together, these ventures sponsored by Reef Partners have raised approximately $137.6 million from outside investors.

        Between January 1996 and February 1999, Reef Exploration, as managing general partner, sponsored 13 private joint ventures engaged in oil and gas drilling operations. Together, these joint ventures raised approximately $56.8 million.

        Effective December 31, 2001, nine of the Texas joint ventures sponsored by Reef Partners or Reef Exploration were converted into Texas limited partnerships. Upon each joint venture's conversion, Reef Partners or Reef Exploration, as the case may be, ceased to be the managing venturer, and Reef Operating Company LLC, a Nevada limited liability company owned by Reef Partners and Reef Exploration, became the managing general partner. Bell City 3-D Joint Venture is now Reef—Bell City 3-D L.P. Savoie- Fontenot Joint Venture is now Reef—Savoie-Fontenot L.P. Bell City #1 Joint Venture is now Reef—Bell City #1 L.P. Bell City #5 Joint Venture is now Reef—Bell City #5 L.P. Bell City #6 Joint Venture is now Reef—Bell City #6 L.P. Reef Partners 1999-A Joint Venture is now Reef 1999-A Income Fund L.P. Reef Partners 1999-B Joint Venture is now Reef 1999-B Income Fund L.P. Reef Partners 2000-A Joint Venture is now Reef 2000-A Income Fund L.P. Lastly, Reef Partners 2001-A Joint Venture is now Reef 2001-A Income Fund L.P.

        The tables below set forth certain operating statistics with respect to the ventures sponsored by Reef Partners and Reef Exploration. Both Reef Global Energy III, L.P. and Reef Oil & Gas Income Fund IX, L.P. had been formed but not fully funded as of the dates reported on these tables. The first two tables set forth the contributions to, distributions from and federal income taxable gain or loss from each venture. The third table sets forth the gross revenues earned by the venture and by Reef Exploration, Reef Partners and their affiliates from each prospect. The fourth table sets forth the costs incurred by the venture. The fifth table sets forth the drilling results for each of the 34 drilling ventures sponsored by Reef Partners and Reef Exploration. Note that in Table Five, the well in the Valle Morado Joint Venture was completed and sold prior to beginning production.

TABLE ONE
Contributions as of July 10, 2004 and
Distributions through June 30, 2004

										Distributions for Three Months Ended June 30, 2004
			Number of Units Acquired by Reef and Affiliates in Initial Offering		Contributions to Ventures by Reef Entity Serving as Managing Venturer	Distributions through June 30, 2004
				Contributions to Ventures by Investors
Drilling Related Ventures	Funding Date	Number of Units				To Investors		To Reef		To Investors		To Reef
Reef-Bell City 3-D L.P.	10/17/95	50	0.500	$2,750,563	$166,057	$6,743,716		$583,181		$174,452		$8,025
Reef-Savoie-Fontenot L.P.	04/22/96	48	0.667	3,118,998	72,358	13,809,412		182,230		725,581		5,112
Hardison Sadler Joint Venture	05/21/96	35.5	0.585	2,618,855	48,322	165,638		979		—		—
Holt #2-R Joint Venture	06/17/96	22.77	0.427	815,740	25,444	19,159		610		—		—
Valle Morado Joint Venture	10/04/96	48	—	5,827,200	58,861	11,732,798		58,837		—		—
Thunder Alley Joint Venture	02/19/97	49	0.667	4,712,631	105,472	563,676		14,575		—		—
West Bell City 3-D Joint Venture	07/15/97	40	—	4,489,716	43,703	—		—		—		—
Reef-Bell City #1 L.P.	08/27/97	49	0.800	6,987,345	188,367	25,356,296		761,683		609,702		9,822
Northwest Bell City Joint Venture	11/24/97	48	1.625	6,095,766	272,495	220,817		55,167		—		—
Bell City #2 Joint Venture	03/10/98	35.5	0.500	5,771,976	142,749	436,689		18,264		—		—
Bell City #3 Joint Venture	08/31/98	26.5	2.910	3,235,805	408,186	—		—		—		—
Bell City #4 Joint Venture	10/06/98	35	—	6,043,537	103,545	54,171		3,548		—		—
Reef-Bell City #5 L.P.	12/23/98	23.041	—	4,344,968	44,757	10,209,520		103,513		303,094		1,531
Domino #1 Joint Venture	09/15/99	43	—	7,692,422	69,010	542,492		5,438		—		—
Reef-Bell City #6 L.P.	10/29/99	27	0.068	4,952,146	64,353	211,997		2,672		—		—
RAM Joint Venture	12/24/99	40	—	7,794,041	78,788	—		—		—		—
RAM 2000 Joint Venture	02/15/00	2	0.625	268,115	125,814	—		—		—		—
Magnolia Bayou #1 Joint Venture	06/19/00	50.566	—	7,059,111	71,306	—		—		—		—
Lake Barre #1 Joint Venture	11/07/00	37.125	—	5,308,937	53,625	—		—		—		—
West Bell City #1-A Joint Venture	12/15/00	30	1.000	4,127,962	41,697	—		—		—		—
Reef Partners Lake Salvador No. 1 Joint Venture	7/12/01	40	1.725	5,829,193	324,315	—		—		—		—
Reef Partners Sorrento No. 1 Joint Venture	12/28/01	25.333	—	3,662,033	37,027	—		—		—		—
Reef Partners Sorrento No. 1 2002 Joint Venture	01/22/02	1.715	—	248,225	2,507	—		—		—		—
Reef-Toledo Bend #1 Joint Venture	12/26/02	25.294	—	5,485,189	178,625	538,082		42,751		285,691		22,698
Reef Global Energy I, L.P.	12/31/02	98.807	4.940	1,877,340	98,080	185,195		33,841		73,981		13,519
Reef-Bobcat Run Infield Drilling Joint Venture #1	03/28/03	29.725	—	5,935,828	60,020	1,213,570		12,258		644,089		6,506
Reef-Bell City #7 Joint Venture	07/10/03	27	—	5,319,561	69,195	—		—		—		—
Reef-Andrew Infield Drilling Joint Venture #1	09/23/03	24.658	—	4,818,248	48,669	215,227		2,174		215,227		2,174
Reef Global Energy II, L.P.	12/15/03	311.963	15.598	5,927,296	271,030	47,559		8,691		31,706		5,794
Reef-Backridge Infield Drilling No.1 Joint Venture	01/07/04	23.472	—	4,044,254	40,851	—		—		—		—
Reef-Broussard Infield Development Joint Venture #1	03/25/04	35.599	—	6,977,358	70,478	n/a	*	n/a	*	n/a	*	n/a	*
Reef-Treasure Isle Infield Development Joint Venture #1	05/25/04	25.393	0.064	5,063,362	64,068	n/a	*	n/a	*	n/a	*	n/a	*
Reef-Bayou Carlin Infield Development No. 1 Joint Venture	06/30/04	32.656	—	5,381,743	54,361	n/a	*	n/a	*	n/a	*	n/a	*
Reef Global Energy III, L.P.	not fully funded	125.026	6.251	2,375,490	107,518	n/a		n/a		n/a		n/a

Subtotal—Drilling Related Ventures				156,960,964	3,610,653	72,266,014		1,890,412		3,063,523		75,181

Income Fund Ventures
Reef 1999-A Income Fund L.P.	09/30/99	23.887	0.500	2,323,670	50,000	2,463,440		316,621		314,895		42,803
Reef 1999-B Income Fund L.P.	04/10/00	12.625	0.500	1,212,500	50,000	1,276,227		209,790		116,868		19,749
Reef Partners 1999-C Ltd. Income Fund	05/19/00	8.055	0.500	755,520	50,000	702,158		132,583		116,921		21,589
Reef 2000-A Income Fund L.P.	05/08/01	50.000	1.334	4,866,608	133,392	3,278,102		461,571		926,150		131,111
Reef 2001-A Income Fund L.P.	10/24/01	41.878	0.500	4,137,798	50,000	2,280,880		305,519		663,156		91,709
Reef Partners 2001-B Income Fund	12/23/02	42.452	0.500	4,195,223	50,000	1,667,213		210,519		251,046		31,218
Reef Partners 2002-A Income Fund	08/19/03	41.704	0.500	4,120,396	50,000	610,271		79,143		247,285		30,810
Reef Partners 2003-A Income Fund	06/10/04	80.125	0.500	7,962,500	50,000	392,014		54,418		302,864		39,207
Reef Oil & Gas Income Fund IX, L.P.	not fully funded	7.454	0.500	745,350	50,000	n/a		n/a		n/a		n/a

Subtotal—Income Fund Ventures				30,319,565	533,392	12,670,305		1,770,164		2,939,185		408,196

Total—All Ventures				$187,280,529	$4,144,045	$84,936,319		$3,660,576		$6,002,708		$483,377

*
The Reef-Treasure Isle Infield Development Joint Venture #1 well began production during July 2004 and we anticipate distributions to partners will commence in September 2004. The Reef-Broussard Infield Development Joint Venture #1 well began production in August 2004 and we anticipate distributions to partners will commence during the fourth quarter of 2004. The Reef-Bayou Carlin Infield Development No. 1 Joint Venture well reached total depth in September 2004 and is expected to be completed as a productive well during the fourth quarter.

        In the above table, the column labeled "Number of Units Acquired by Reef and Affiliates in Initial Offering" refers to units purchased in the initial offering of units in each venture. Reef Exploration purchased 3.25 units in Reef-Bell City 3-D L.P., 1.4 units in West Bell City 3-D Joint Venture, 0.25 units in Reef-Bell City #1 L.P., 0.95 units in Northwest Bell City Joint Venture and 1.25 units in Bell City #4 Joint Venture after formation of the ventures. Reef Exploration sold one unit of West Bell City #1-A Joint Venture after formation of the venture. Michael J. Mauceli and H.Walt Dunagin, officers of Reef Exploration, each purchased 0.125 units of Savoie-Fontenot Joint Venture and 0.25 units of Reef-Bell City 3-D L.P. after formation of the ventures. Reef Partners purchased 1.625 units in Reef-Toledo Bend #1 Joint Venture, 0.125 units in Bell City #7 Joint Venture, 0.125 units in Reef 1999-B Income Fund L.P. and 0.50 units in Reef 2001-A Income Fund L.P. after formation of the ventures.

TABLE TWO
Taxable Income or Loss

	Venture Federal Taxable Income Gain (Loss)
	Investor			Reef Entity Serving as Managing Venturer
First Tax Year	Taxable Income Before Depletion	Depletion Expense	Taxable Income after Depletion	Taxable Income before Depletion	Depletion Expense	Taxable Income after Depletion
Drilling Related Ventures
Reef-Bell City 3-D L.P.	$(13,694)	$—	$(13,694)	$(138)	$—	$(138)
Reef-Savoie-Fontenot L.P.	(1,643,453)	—	(1,643,453)	(16,599)	—	(16,599)
Hardison Sadler Joint Venture	(1,700,582)	(5,505)	(1,706,087)	(17,177)	(56)	(17,233)
Holt #2-R Joint Venture	(612,774)	(3,026)	(615,800)	(6,190)	(31)	(6,221)
Valle Morado Joint Venture	(138,355)	—	(138,355)	(1,398)	—	(1,398)
Thunder Alley Joint Venture	(2,668,668)	—	(2,668,668)	(61,282)	—	(61,282)
West Bell City 3-D Joint Venture	(19,659)	—	(19,659)	(199)	—	(199)
Reef-Bell City #1 L.P.	(4,171,801)	—	(4,171,801)	(108,692)	—	(108,692)
Northwest Bell City Joint Venture	(4,327,882)	—	(4,327,882)	(196,898)	—	(196,898)
Bell City #2 Joint Venture	(5,335,287)	—	(5,335,287)	(64,994)	—	(64,994)
Bell City #3 Joint Venture	(3,235,805)	—	(3,235,805)	(408,186)	—	(408,186)
Bell City #4 Joint Venture	(3,751,819)	—	(3,751,819)	(37,901)	—	(37,901)
Reef-Bell City #5 L.P.	(2,178,626)	—	(2,178,626)	(22,007)	—	(22,007)
Domino #1 Joint Venture	(4,244,145)	—	(4,244,145)	(43,455)	—	(43,455)
Reef-Bell City #6 L.P.	(3,404,174)	—	(3,404,174)	(34,406)	—	(34,406)
RAM Joint Venture	(7,794,041)	—	(7,941,541)	(78,788)	—	(78,788)
RAM 2000 Joint Venture	(268,125)	—	(268,125)	(125,814)	—	(125,814)
Magnolia Bayou #1 Joint Venture	(7,059,111)	—	(7,059,111)	(71,306)	—	(71,306)
Lake Barre #1 Joint Venture	(5,308,937)	—	(5,308,937)	(53,625)	—	(53,625)
West Bell City #1-A Joint Venture	(3,990,362)	—	(3,990,362)	(41,697)	—	(41,697)
Reef Partners Lake Salvador No. 1 Joint Venture	(5,829,193)	—	(5,829,193)	(324,315)	—	(324,315)
Reef Partners Sorrento No. 1 Joint Venture	(2,968,607)	—	(2,968,607)	(30,394)	—	(30,394)
Reef Partners Sorrento No. 1 2002 Joint Venture	(248,225)	—	(248,225)	(2,507)	—	(2,507)
Reef-Toledo Bend #1 Joint Venture	(3,033,128)	—	(3,033,128)	(30,638)	—	(30,638)
Reef Global Energy I, L.P.	(791,099)	(22,726)	(813,825)	(63,420)	(4,153)	(67,573)
Reef-Bobcat Run Infield Drilling Joint Venture #1	(4,160,480)	(6,494)	(4,166,974)	(42,025)	(66)	(42,091)
Reef-Bell City #7 Joint Venture	(4,084,849)	—	(4,084,849)	(41,262)	—	(41,262)
Reef-Andrew Infield Drilling Joint Venture #1	(3,490,954)	—	(3,490,954)	(35,262)	—	(35,262)
Reef Global Energy II, L.P.	(520,106)	—	(520,106)	(35,151)	—	(35,151)
Reef-Backridge Infield Drilling No. 1 Joint Venture	(2,265,568)	—	(2,265,568)	(22,886)	—	(22,886)
Reef-Broussard Infield Development Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Treasure Isle Infield Development Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Bayou Carlin Infield Development No. 1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a
Reef Global Energy III, L.P.	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Drilling Related Ventures	(89,259,509)	(37,751)	(89,297,260)	(2,018,612)	(4,306)	(2,022,918)

Income Fund Ventures
Reef 1999-A Income Fund L.P.	200,205	(50,764)	149,441	32,884	(7,169)	25,715
Reef 1999-B Income Fund L.P.	273,204	(98,646)	174,558	44,455	(14,411)	30,044
Reef Partners 1999-C Ltd. Income Fund	134,678	(33,444)	101,234	28,169	(6,352)	21,817
Reef 2000-A Income Fund L.P.	120,087	(26,888)	93,199	19,067	(3,661)	15,406
Reef 2001-A Income Fund L.P.	114,342	(53,538)	60,804	25,657	(7,528)	(18,129)
Reef Partners 2001-B Income Fund	1,492	(1,087)	405	660	(231)	429
Reef Partners 2002-A Income Fund	7,575	(3,105)	4,470	2,596	(801)	1,795
Reef Partners 2003-A Income Fund	13,019	(6,707)	6,312	2,676	(858)	1,818
Reef Partners Oil & Gas Income Fund IX, L.P.	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Income Fund Ventures	864,602	(274,179)	590,423	156,164	(41,011)	115,153

Total—All Ventures	$(88,394,907)	$(311,930)	$(88,706,837)	$(1,862,448)	$(45,317)	$(1,907,765)

TABLE TWO (continued)
Taxable Income or Loss

	Venture Federal Taxable Income Gain (Loss)
Inception through December 31, 2003	Investor			Reef Entity Serving as Managing Venturer
Drilling Related Ventures	Taxable Income before Depletion	Depletion Expense	Taxable Income after Depletion	Taxable Income before Depletion	Depletion Expense	Taxable Income after Depletion
Reef-Bell City 3-D L.P.	$4,644,896	$(1,118,477)	$3,526,419	$393,050	$(99,464)	$293,586
Reef-Savoie-Fontenot L.P.	10,629,166	(1,976,246)	8,652,920	142,842	(39,065)	103,777
Hardison Sadler Joint Venture	(2,453,217)	(5,505)	(2,458,722)	(20,843)	(56)	(20,899)
Holt #2-R Joint Venture	(796,581)	(3,026)	(799,607)	(24,832)	(31)	(24,863)
Valle Morado Joint Venture	5,905,598	—	5,905,598	(24)	—	(24)
Thunder Alley Joint Venture	(4,118,825)	(30,125)	(4,148,950)	(90,206)	(692)	(90,898)
West Bell City 3-D Joint Venture	(4,319,907)	—	(4,319,907)	(170,736)	—	(170,736)
Reef-Bell City #1 L.P.	18,736,110	(4,058,858)	14,677,252	589,107	(122,724)	466,383
Northwest Bell City Joint Venture	(5,937,243)	(37,253)	(5,974,496)	(225,656)	(1,030)	(226,686)
Bell City #2 Joint Venture	(5,335,287)	—	(5,335,287)	(64,994)	—	(64,994)
Bell City #3 Joint Venture	(3,235,805)	—	(3,235,805)	(408,186)	—	(408,186)
Bell City #4 Joint Venture	(5,954,977)	—	(5,954,977)	(134,399)	—	(134,399)
Reef-Bell City #5 L.P.	6,152,770	(1,531,180)	4,621,590	58,353	(14,910)	43,443
Domino #1 Joint Venture	(7,149,930)	(86,989)	(7,236,919)	(63,572)	(879)	(64,451)
Reef-Bell City #6 L.P.	(4,600,640)	—	(4,600,640)	(58,183)	—	(58,183)
RAM Joint Venture	(7,794,041)	—	(7,794,041)	(78,788)	—	(78,788)
RAM 2000 Joint Venture	(268,125)	—	(268,125)	(125,814)	—	(125,814)
Magnolia Bayou #1 Joint Venture	(7,059,111)	—	(7,059,111)	(71,306)	—	(71,306)
Lake Barre #1 Joint Venture	(5,308,937)	—	(5,308,937)	(53,625)	—	(53,625)
West Bell City #1-A Joint Venture	(4,127,962)	—	(4,127,962)	(41,697)	—	(41,697)
Reef Partners Lake Salvador No. 1 Joint Venture	(5,829,193)	—	(5,829,193)	(324,315)	—	(324,315)
Reef Partners Sorrento No. 1 Joint Venture	(3,662,033)	—	(3,662,033)	(37,027)	—	(37,027)
Reef Partners Sorrento No. 1 2002 Joint Venture	(248,225)	—	(248,225)	(2,507)	—	(2,507)
Reef-Toledo Bend #1 Joint Venture	(4,482,473)	—	(4,482,473)	(146,357)	—	(146,357)
Reef Global Energy I, L.P.	(791,099)	(22,726)	(813,825)	(63,420)	(4,153)	(67,573)
Reef-Bobcat Run Infield Drilling Joint Venture #1	(4,160,480)	(6,494)	(4,166,974)	(42,025)	(66)	(42,091)
Reef-Bell City #7 Joint Venture	(4,084,849)	—	(4,084,849)	(41,262)	—	(41,262)
Reef-Andrew Infield Drilling Joint Venture #1	(3,490,954)	—	(3,490,954)	(35,262)	—	(35,262)
Reef Global Energy II, L.P.	(520,106)	—	(520,106)	(35,151)	—	(35,151)
Reef-Backridge Infield Drilling No. 1 Joint Venture	(2,265,568)	—	(2,265,568)	(22,886)	—	(22,886)
Reef-Broussard Infield Development Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Treasure Isle Infield Development Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Bayou Carlin Infield Development No. 1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a
Reef Global Energy III, L.P.	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Drilling Related Ventures	(51,927,028)	(8,876,879)	(60,803,907)	(1,199,721)	(283,070)	(1,482,791)

Income Fund Ventures
Reef 1999-A Income Fund L.P.	1,654,681	(708,896)	945,785	250,048	(66,335)	183,713
Reef 1999-B Income Fund L.P.	1,044,222	(327,491)	716,731	178,450	(47,093)	131,357
Reef Partners 1999-C Ltd. Income Fund	526,136	(191,994)	334,142	105,859	(29,742)	76,117
Reef 2000-A Income Fund L.P.	1,921,301	(958,744)	962,557	305,152	(87,282)	217,870
Reef 2001-A Income Fund L.P.	1,291,578	(710,819)	580,759	202,680	(57,662)	145,018
Reef Partners 2001-B Income Fund	1,123,525	(540,632)	582,893	167,807	(39,410)	129,397
Reef Partners 2002-A Income Fund	130,095	(128,800)	1,295	39,748	(10,875)	28,873
Reef Partners 2003-A Income Fund	13,019	(6,707)	6,312	2,676	(858)	1,818
Reef Partners Oil & Gas Income Fund IX, L.P.	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Income Fund Ventures	7,704,557	(3,574,083)	4,130,474	1,252,420	(339,257)	913,163

Total—All Ventures	$(44,222,471)	$(12,450,962)	$(56,673,473)	$52,699	$(622,327)	$(569,628)

        The columns labeled "Investors" in Table Three set forth the revenues from each prospect earned by the venturers other than Reef. The columns entitled "Reef and Affiliates Outside Venture" set forth the revenue earned from each prospect by certain entities that are or may be considered affiliates of Reef Exploration and Reef Partners but are not participants in the venture. Pure Reef, L.P. ("Pure Reef"), a Texas limited partnership of which Reef Exploration is the general partner and of which Pure Holdings, Inc., a corporation owned by the shareholders of Reef Exploration and Reef Partners, holds all of the limited partnership interest, has a carried working interest in certain ventures as described in the narratives immediately following these tables. Pure Reef initially purchased the leases that include the well sites or well bores for many of the wells on these prospects; or in other cases initially acquired the concession containing the prospect. Pure Reef conducted the initial geographical and geological studies. In consideration of the work done by Pure Reef and the risk absorbed by it that the venture in question might not be formed and funded sufficiently to drill the wells, Pure Reef received a carried working interest that is reflected in the columns labeled "Reef and Affiliates Outside Venture." The carried working interest pertained only to the costs of drilling, testing, completing and equipping the wells. Upon commencement of oil and gas production the carried interests paid their pro rata share of all taxes and operating costs. In certain cases, Pure Reef transferred the leases to Reef-Bell City 3-D L.P. or West Bell City 3-D Joint Venture to conduct the initial testing, and these entities also received a carried working interest. Because the total revenue generated by these carried working interests is included in the total revenue figure for each of these two ventures, it is not included in the figures set forth in the column labeled "Reef and Affiliates Outside Venture."

        The figures set forth under the column entitled "Reef and Affiliates Outside Venture" in Table Three also include certain working interests, not greater than 5% on any prospect, held by the Estate of Vearl Sneed in certain prospects prior to June 30, 2003. Prior to his death, Vearl Sneed was a controlling shareholder in Reef Exploration. Effective June 30, 2003, in connection with a final settlement, the Estate received an undivided 50% interest in the property interests owned by the Reef entities, including Pure Reef L.P., and ceased to own any interest in Reef Exploration or any of its affiliates. Therefore, subsequent to June 30, 2003, the interests previously owned by the Estate of Vearl Sneed, as well as the interests transferred to the Estate of Vearl Sneed, are excluded from the columns entitled "Reef Entity Serving as Managing Venturer" and "Reef and Affiliates Outside Venture."

TABLE THREE
Gross Revenues From Wells

	Revenues from Oil and Gas Wells From Inception through June 2004				Revenues from Oil and Gas Wells for three months ended June 2004
Drilling Related Ventures	Investors	Reef Entity Serving as Managing Venturer	Reef and Affiliates Outside Venture	Total Revenue	Investors	Reef Entity Serving as Managing Venturer	Reef and Affiliates Outside Venture	Total Revenue
Reef-Bell City 3-D L.P.	$7,088,079	$604,509	$—	$7,692,588	$213,185	$9,451	$—	$222,636
Reef-Savoie-Fontenot L.P.	15,007,677	277,731	5,228,246	20,513,654	804,425	5,668	287,502	1,097,595
Hardison Sadler Joint Venture	178,632	16,434	65,022	260,088	—	—	—	—
Holt #2-R Joint Venture	7,481	233	2,571	10,285	—	—	—	—
Valle Morado Joint Venture	11,945,597	120,663	4,022,087	16,088,347	—	—	—	—
Thunder Alley Joint Venture	663,438	18,364	227,267	909,069	—	—	—	—
West Bell City 3-D Joint Venture	—	—	—	—	—	—	—	—
Reef-Bell City #1 L.P.	24,520,555	742,594	10,129,930	35,393,079	767,397	12,363	358,854	1,138,614
Northwest Bell City Joint Venture	263,633	13,988	92,540	370,161	—	—	—	—
Bell City #2 Joint Venture	—	—	—	—	—	—	—	—
Bell City #3 Joint Venture	—	—	—	—	—	—	—	—
Bell City #4 Joint Venture	127,258	4,479	43,912	175,649	—	—	—	—
Reef-Bell City #5 L.P.	10,058,148	94,783	4,264,304	14,417,235	334,692	1,690	159,262	495,644
Domino #1 Joint Venture	580,491	5,864	236,010	822,365	—	—	—	—
Reef-Bell City #6 L.P.	299,459	3,792	126,107	429,358	—	—	—	—
RAM Joint Venture	—	—	—	—	—	—	—	—
RAM 2000 Joint Venture	—	—	—	—	—	—	—	—
Magnolia Bayou #1 Joint Venture	—	—	—	—	—	—	—	—
Lake Barre #1 Joint Venture	—	—	—	—	—	—	—	—
West Bell City #1-A Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Lake Salvador No. 1 Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Sorrento No. 1 Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Sorrento No. 1 2002 Joint Venture	—	—	—	—	—	—	—	—
Reef-Toledo Bend #1 Joint Venture	1,033,219	82,090	—	1,115,309	405,568	32,223	—	437,791
Reef Global Energy I, L.P.	310,669	56,769	—	367,438	67,746	12,379	—	80,125
Reef-Bobcat Run Infield Drilling Joint Venture #1	2,304,848	23,281	1,017,798	3,345,927	904,718	9,139	399,515	1,313,372
Reef-Bell City #7 Joint Venture	58,101	1,135	23,695	82,931	19,858	388	8,099	28,345
Reef-Andrew Infield Drilling Joint Venture #1	970,505	9,803	326,156	1,306,464	967,280	9,771	325,072	1,302,123
Reef Global Energy II, L.P.	87,629	16,012	—	103,641	52,237	9,545	—	61,782
Reef-Backridge Infield Drilling No. 1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Broussard Infield Development Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Treasure Isle Infield Development Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Bayou Carlin Infield Development No. 1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Reef Global Energy III, L.P.	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Drilling Related Ventures	75,505,419	2,092,524	25,805,645	103,403,588	4,537,106	102,617	1,538,304	6,178,027

Income Fund Ventures
Reef 1999-A Income Fund L.P.	3,307,667	447,692	—	3,755,359	111,837	15,202	—	127,039
Reef 1999-B Income Fund L.P.	1,863,214	305,172	—	2,168,386	119,716	20,230	—	139,946
Reef Partners 1999-C Ltd. Income Fund	1,050,944	197,491	—	1,248,435	56,985	10,522	—	67,507
Reef 2000-A Income Fund L.P.	4,167,099	587,322	—	4,754,421	289,352	40,963	—	330,315
Reef 2001-A Income Fund L.P.	3,078,305	411,751	—	3,490,056	284,201	39,303	—	323,504
Reef Partners 2001-B Income Fund	2,457,662	310,155	—	2,767,817	335,785	41,756	—	377,541
Reef Partners 2002-A Income Fund	1,300,452	166,342	—	1,466,794	365,539	45,545	—	411,084
Reef Partners 2003-A Income Fund	912,344	114,162	—	1,026,506	393,436	46,460	—	439,896
Reef Partners Oil & Gas Income Fund IX L.P.	n/a	n/a	—	n/a	n/a	n/a	—	n/a

Subtotal—Income Fund Ventures	18,137,687	2,540,087	—	20,677,774	1,956,851	259,981	—	2,216,832

Total—All Ventures	$93,643,106	$4,632,611	$25,805,645	$124,081,362	$6,493,957	$362,598	$1,538,304	$8,394,859

        Table Four below describes all costs incurred by each of the ventures from inception through December 31, 2003. The column labeled "Direct Costs Paid By Reef to Third Parties" includes all drilling costs associated with the venture, but excludes all organization and syndication costs, which are broken out separately in the next column. All costs were paid to third parties by the Reef entity serving as managing venturer of each venture. The amounts set forth under "Costs Paid to Reef for Turnkey Drilling Expenses" were paid by each venture. The final column, entitled "Excess (Deficit) of Amounts Paid to Reef over Direct Costs Paid to Third Parties" excludes any overhead costs incurred by Reef Exploration or Reef Partners while acting as the managing venturer of each venture. As of December 2003, Reef Partners was continuing to incur drilling-related costs with respect to the wells drilled by Reef-Andrew Infield Drilling Joint Venture #1 and Reef Bell City #7 Joint Venture. Costs incurred in the startup of the Reef Global Energy Ventures program cannot be allocated on a partnership by partnership basis until all of the partnerships have been formed. Therefore, the Reef Global Energy Ventures program has been considered a single program for purposes of this table. Because the Reef Global Energy Ventures partnerships do not use Reef Exploration for turnkey drilling, the amounts shown in the column entitled "Costs paid to Reef for Turnkey Drilling Expenses" consist of (i) the 15% management fee paid by each fund to the managing general partner and (ii) Reef Global Energy Ventures' reimbursement of the participation fee paid to Challenger Minerals, Inc. by the managing general partner.

TABLE FOUR
Costs Incurred by the Ventures
from Inception through December 31, 2003

Drilling Related Ventures	Operating Costs	Administrative Costs	Costs Paid to Reef for Turnkey Drilling Expenses	Direct Costs Paid By Reef to Third Parties	Organization and Syndication Costs	Excess (Deficit) of Amounts Paid to Reef over Direct Costs Paid to Third Parties
Reef-Bell City 3-D L.P.	$1,432,190	$8,204	$2,889,050	$2,966,045	$341,950	$(418,945)
Reef-Savoie-Fontenot L.P.	1,512,293	57,633	3,163,673	3,153,788	440,920	(431,035)
Hardison Sadler Joint Venture	216,785	19,089	2,667,177	2,102,953	492,762	71,462
Holt #2-R Joint Venture	28,901	9,060	831,325	718,504	127,877	(15,056)
Valle Morado Joint Venture	—	24	5,827,200	5,170,000	754,264	(97,064)
Thunder Alley Joint Venture	378,607	17,974	4,777,663	5,482,557	628,300	(1,333,194)
West Bell City 3-D Joint Venture	—	58	4,489,716	2,292,927	564,304	1,632,485
Reef-Bell City #1 L.P.	2,391,697	25,483	7,109,777	6,693,309	907,412	(490,944)
Northwest Bell City Joint Venture	43,328	15,466	6,285,792	4,411,207	787,672	1,086,913
Bell City #2 Joint Venture	—	163	5,332,926	1,884,899	1,012,658	2,435,369
Bell City #3 Joint Venture	—	240	3,643,750	2,140,413	437,250	1,066,087
Bell City #4 Joint Venture	105,003	198	6,079,823	3,786,214	794,200	1,499,409
Reef-Bell City #5 L.P.	1,184,799	15,880	4,344,931	3,436,727	796,496	111,708
Domino #1 Joint Venture	86,700	102	7,692,422	6,506,848	874,924	310,650
Reef-Bell City #6 L.P.	272,499	2,767	4,964,969	3,819,240	655,180	490,549
RAM Joint Venture	—	174	7,794,041	6,221,147	1,301,247	271,647
RAM 2000 Joint Venture	—	33	390,000	311,295	65,112	13,593
Magnolia Bayou #1 Joint Venture	—	293	7,059,111	5,866,362	958,022	234,727
Lake Barre #1 Joint Venture	—	151	5,308,937	4,330,179	797,499	181,259
West Bell City #1-A Joint Venture	—	114	4,127,962	2,896,344	531,952	699,666
Reef Partners Lake Salvador No. 1 Joint Venture	—	—	6,091,972	3,806,645	1,250,549	1,034,778
Reef Partners Sorrento No. 1 Joint Venture	—	33	3,662,033	2,358,866	804,587	498,580
Reef Partners Sorrento No. 1 2002 Joint Venture	—	—	248,225	159,691	54,539	33,995
Reef-Toledo Bend #1 Joint Venture	24,706	1,080	5,485,189	3,054,714	888,199	1,542,276
Reef Global Energy Ventures Program	13,734	123,339	1,578,384	750,000	2,119,616	(1,291,232)
Reef-Bobcat Run Infield Drilling Joint Venture #1	47,656	185	5,935,828	3,884,090	1,260,971	790,767
Reef-Bell City #7 Joint Venture	12,536	132	5,319,561	3,581,546	1,098,515	639,500
Reef-Andrew Infield Drilling Joint Venture #1	0	115	3,602,590	2,696,353	895,072	10,535
Reef-Backridge Infield Drilling No. 1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Broussard Infield Development Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Treasure Isle Infield Development Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Bayou Carlin Infield Development No. 1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Drilling Related Ventures	7,751,434	297,990	126,704,027	94,482,863	21,642,679	10,578,485

Income Fund Ventures	Operating Costs	Administrative Costs	Well Acquisition Costs and Commissions Paid To Reef	Well Acquisition Costs Paid by Reef	Organization and Syndication Costs	Excess (Deficit) of Amounts Paid to Reef over Direct Costs Paid to Third Parties
Reef 1999-A Income Fund L.P.	1,065,575	50,551	2,325,749	2,038,876	205,500	81,373
Reef 1999-B Income Fund L.P.	564,142	19,242	1,255,000	1,121,940	120,408	12,652
Reef Partners 1999-C Ltd. Income Fund	391,250	8,221	805,520	717,791	94,130	(6,401)
Reef 2000-A Income Fund L.P.	1,335,172	63,736	4,922,762	4,352,007	406,042	164,713
Reef 2001-A Income Fund L.P.	1,008,879	55,866	4,408,192	3,870,793	346,146	191,253
Reef Partners 2001-B Income Fund	432,817	39,681	4,232,660	3,700,002	387,368	145,290
Reef Partners 2002-A Income Fund	197,797	7,291	4,110,617	3,623,814	369,977	116,826
Reef Partners 2003-A Income Fund	8,779	123	1,893,640	1.673.830	136,316	83,494
Reef Partners Oil & Gas Income Fund IX, L.P.	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Income Fund Ventures	5,004,411	244,711	23,954,140	21,099,053	2,065,887	789,200

Total—All Ventures	$12,755,845	$542,701	$150,658,167	$115,581,916	$23,708,566	$11,367,685

        Table Five below sets forth the drilling results for each of the thirty-four drilling ventures sponsored by Reef Partners and Reef Exploration, other than Reef-Bayou Carlin Infield Development No. 1 Joint Venture, which was drilling as of June 30, 2004, and Reef Global Energy III, L.P., which had one well drilling as of June 30, 2004. The first two columns indicate the total amount of oil (in barrels) and gas (in mcf) allocated to the venture and also to Reef and the Reef Affiliates outside the venture participating in the wells, from the commencement of production through June 2004. The third and fourth columns give the same information for the venture only. The fifth column sets forth the venture's net present value of future net cash flows, at a 10% discount rate, associated with the remaining proved reserves for wells still producing as of June 30, 2004. The sixth and seventh columns set forth the venture's share of the remaining oil (in barrels) and gas (in mcf) reserves. The final column sets forth the expected payout date for those ventures with producing wells. The Reef—Bayou Carlin Infield Development No. 1 Joint Venture well has reached total depth during September 2004 and is expected to be completed as a productive well.

TABLE FIVE
Drilling Results

	Inception through June 30, 2004				At June 30, 2004
	Total Allocated to Venture and Reef and Affiliates Outside Venture from Production		Total Allocated to Venture only from Production		NPV @ 10% (Venture Interest Only)	Oil Reserves (Venture Interest Only)	Gas Reserves (Venture Interest Only)	Approximate Payout Date to Investors
	Oil (barrels)	Gas (mcf)	Oil (barrels)	Gas (mcf)		Oil (barrels)	Gas (mcf)
Reef-Bell City 3-D L.P.	91,686	1,637,169	91,686	1,637,169	$657,133	9,648	138,726	payout has occurred
Reef-Savoie-Fontenot L.P	129,328	5,053,496	95,973	3,749,602	2,079,825	7,769	525,582	payout has occurred
Hardison Sadler Joint Venture	—	95,911	—	70,934	—	—	—	—
Holt #2-R Joint Venture	3,204	—	2,378	—	—	—	—	—
Valle Morado Joint Venture	—	—	—	—	—	—	—	payout has occurred
Thunder Alley Joint Venture	40,571	100,882	30,221	75,147	—	—	—	—
West Bell City 3-D Joint Venture	—	—	—	—	—	—	—	—
Reef-Bell City #1 L.P.	474,296	8,487,326	334,160	5,978,869	1,932,907	24,511	463,191	payout has occurred
Northwest Bell City Joint Venture	451	226,580	335	168,183	—	—	—	—
Bell City #2 Joint Venture	—	—	—	—	—	—	—	—
Bell City #3 Joint Venture	—	—	—	—	—	—	—	—
Bell City #4 Joint Venture	—	—	—	—	—	—	—	—
Reef-Bell City #5 L.P.	144,715	2,677,779	100,802	1,852,779	846,669	1,318	231,959	payout has occurred
Domino #1 Joint Venture	3,507	163,918	2,499	116,875	—	—	—	—
Reef-Bell City #6 L.P.	2,436	117,745	1,722	83,203	—	—	—	—
RAM Joint Venture	—	—	—	—	—	—	—	—
RAM 2000 Joint Venture	—	—	—	—	—	—	—	—
Magnolia Bayou #1 Joint Venture	—	—	—	—	—	—	—	—
Lake Barre #1 Joint Venture	—	—	—	—	—	—	—	—
West Bell City 1-A Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Lake Salvador No. 1 Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Sorrento No. 1 Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Sorrento No. 1 2002 Joint Venture	—	—	—	—	—	—	—	—
Reef-Toledo Bend #1 Joint Venture	3,257	178,884	3,257	178,884	2,056,147	3,085	576,876	—
Reef Global Energy I, L.P.	1,152	60,947	1,152	60,947	2,510,997	16,554	596,650	2009
Reef-Bobcat Run Infield Drilling Joint Venture #1	9.768	536,661	6,797	373,415	4,292,061	6,441	1,204,188	2006
Reef-Bell City #7 Joint Venture	599	9,729	428	6,950	513,340	22,577	—	—
Reef-Andrew Infield Drilling Joint Venture #1	1,910	189,001	1,433	141,817	12,616,218	38,380	4,109,225	2006
Reef Global Energy II, L.P.	662	10,747	662	10,747	9,842,796	23,131	2,180,520	2008
Reef-Backridge Infield Drilling No. 1 Joint Venture	—	—	—	—	—	—	—	—
Reef-Broussard Infield Development Joint Venture #1	—	—	—	—	23,635,258	112,428	4,387,630	2005
Reef-Treasure Isle Infield Development Joint Venture #1	—	—	—	—	7,731,888	10,925	1,610,185	2006
Reef-Bayou Carlin Infield Development No. 1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a	n/a	—
Reef Global Energy III, L.P.	n/a	n/a	n/a	n/a	n/a	n/a	n/a	—

Total	907,542	19,546,775	673,505	14,505,521	$68,715,239	276,767	16,024,732

        As of the date of this prospectus supplement, the 34 drilling ventures described in the tables above had drilled 42 wells. Of these 42 wells, 28 were exploratory wells and 14 were developmental wells. Of these 42 wells, 29 were completed and 13 (31%) were dry holes. Of the 29 wells completed as producers, 26 were commercially producing. Of the 29 wells completed as producers, 14 were subsequently abandoned.

        Reef Exploration and its affiliates also conducted drilling operations on ventures formed between 1988 and 1995. Since 1988, when Reef Exploration commenced operations, it has drilled a total of 97 wells including the wells described in the foregoing tables. Of these 97 wells, 63 were exploratory and 34 were developmental. Of these 97 wells, 54 were completed and 43 (44.3%) were dry holes. Of the 54 wells completed as producers, 50 were commercially producing. Of the 54 wells completed as producers, 21 were subsequently abandoned, 17 were subsequently sold, and 16 continue production of oil and gas.

        The nine income fund ventures formed by Reef Partners since 1999 primarily purchase working and royalty interests in producing oil and gas wells. These wells are generally operated by outside third parties. The income fund ventures do not participate in exploratory drilling. The ventures do participate in the drilling of additional developmental wells on properties purchased by the ventures. Since 1999, the ventures have participated as non-operating working interest owners in the drilling of eight developmental wells. All eight of the wells have been completed and are currently active producing wells.

        The narratives set forth below describe the thirteen ventures previously sponsored by Reef Exploration since 1996 and the thirty ventures previously sponsored by Reef Partners LLC since 1999.

        Reef Global Energy I, L.P. is a Nevada limited partnership formed to drill both exploratory and developmental wells. The partnership's offering period ended in December 2002. During 2004 and 2003, the partnership participated in the drilling of seven developmental wells and one exploratory well. Six of the developmental wells have discovered oil and gas, the first of which began production in June 2003. Two wells were plugged and abandoned. The producing wells are located in Oklahoma, Louisiana, Texas and the Gulf of Mexico.

        Reef Global Energy II, L.P. is a Nevada limited partnership formed to drill both exploratory and developmental wells. The partnership's offering period ended in December 2003. The partnership is currently conducting drilling operations and has drilled four productive wells as of June 30, 2004. Two additional wells are currently drilling, and one well has been plugged and abandoned. The partnership also purchased an interest in 12 producing wells in Louisiana and Texas. Subsequent to June 30, 2004, the partnership has committed funds to four additional developmental projects and to four workover projects on certain of the producing wells purchased. One of these projects has been drilled and the well is awaiting completion.

        Reef Global Energy III, L.P. is a Nevada limited partnership formed to drill both exploratory and developmental wells. The partnership's offering period ended in September 2004. The first partnership well has reached total depth and is expected to be completed as a producing well. The partnership has also purchased a royalty interest in a producing field in Louisiana that currently has four producing wells. In addition, the partnership has committed funds to five developmental and one exploratory project.

        Reef-Bell City 3-D L.P. is a Texas limited partnership formed to conduct and interpret three-dimensional seismic activities over a 14 square mile area in Calcasieu Parish, Louisiana, and to acquire oil and gas leasehold interests over selected acreage within this 14 square mile area. Seven selected leasehold interests have been contributed to drilling operations conducted by Reef-Bell City #1 L.P., Bell City #2 Joint Venture, Bell City #4 Joint Venture, Reef-Bell City #5 L.P., Reef-Bell City #6 L.P., and Reef Bell City #7 Joint Venture in exchange for a 12.5% carried working interest in the wells drilled upon such acreage. Six wells were completed as producers, four of which have been subsequently plugged and abandoned. Reef Exploration purchased a 1.99% interest in this partnership, and unrelated third parties purchased the remaining 98.01%. No Reef Exploration affiliate has any carried interest in the operations of this partnership.

        Reef-Savoie-Fontenot L.P. is a Texas limited partnership formed to drill two exploratory oil and gas wells. The first well was drilled to approximately 10,700 feet in Calcasieu Parish, Louisiana. A second well of approximately 11,100 feet was drilled in Jefferson Davis Parish, Louisiana. Both wells were successfully completed as producers, one of which was subsequently abandoned. Reef Exploration purchased a 1.3896% interest in this partnership, and unrelated third parties purchased the remaining 98.6104%. In addition, Pure Reef received a 25% carried working interest (18.75% net revenue interest) in these wells. This venture owns a 71.5% working interest (53.6% net revenue interest) in these wells.

        Hardison Sadler Joint Venture was a Texas general partnership formed to drill two exploratory oil and gas wells in Limestone County, Texas to depths of approximately 11,300 feet. Both wells were completed as producing wells. Neither well is producing at this time, and the venture has disposed of its interests in both wells to third parties. Reef Exploration purchased a 1.8083% interest in this partnership, and unrelated third parties purchased the remaining 98.1917%. In addition, Pure Reef received a 25% carried working interest (18.75% net revenue interest) in these wells. This venture owned a 71% working interest (53.25% net revenue interest) in these wells and has been dissolved.

        Holt Ranch No. 2-R Joint Venture was a Texas general partnership formed to re-enter and sidetrack one oil and gas well in Limestone County, Texas to a depth of approximately 12,500 feet. The well was completed as a producing well. The well has subsequently been plugged and abandoned. Reef Exploration purchased a 1.873811% interest in this partnership, and unrelated third parties purchased the remaining 98.126189%. In addition, Pure Reef received a 25% carried working interest (18.75% net revenue interest) in this well. This venture owned a 52.367187% working interest (40.0254% net revenue interest) in this well and has been dissolved.

        Valle Morado Joint Venture was a Texas general partnership formed to drill an exploratory well in Salta and Jujuy Provinces in the Republic of Argentina to a depth of approximately 21,000 feet. The well was completed and shut-in to await additional development of the reservoir and the construction of processing and transportation facilities. The venture, Reef Exploration and its affiliates all sold their interests to Compania General de Combustibles before the well was placed into production. Reef Exploration purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. In addition, Pure Reef received a 25% carried working interest (20% net revenue interest) in this well. This venture owned a 28.8% working interest (23.04% net revenue interest) in this well and has been dissolved.

        Thunder Alley Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Jefferson Davis Parish, Louisiana of approximately 10,900 feet and one exploratory oil and gas well in Jasper County, Mississippi of approximately 15,500 feet. Both wells were successfully completed. Subsequently, the well in Louisiana was plugged and abandoned and the well in Mississippi was sold. Reef Exploration purchased a 2.3468% interest in this partnership, and unrelated third parties purchased the remaining 97.6532%. In addition, Pure Reef retained (i) a 25% carried working interest (18.18523% net revenue interest) in the Louisiana well and (ii) an 18.030316% carried working interest (13.54929% net revenue interest) in the Mississippi well. The venture owned a 73.0053% working interest (55.125% net revenue interest) in both wells and has been dissolved.

        West Bell City 3-D Joint Venture was a Texas general partnership formed to conduct and interpret three-dimensional seismic activities over a 17 square mile area in Calcasieu Parish, Louisiana, and to acquire oil and gas leasehold interests over selected acreage within the 17 square mile area. Two selected leasehold interests were contributed to drilling operations conducted by Bell City #3 Joint Venture and West Bell City #1-A Joint Venture in exchange for a 12.5% carried working interests in the wells drilled upon the acreage. Each of these wells was a dry hole. Reef Exploration purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. This venture has been dissolved.

        Reef-Bell City #1 L.P. is a Texas limited partnership formed to drill two exploratory oil and gas wells in Calcasieu Parish, Louisiana. The two wells were drilled to depths of approximately 14,200 and 12,000 feet. Both wells were completed, but one was plugged and abandoned one year after drilling. The other well is producing oil and gas. Reef Exploration purchased a 2.616% interest in this partnership, and unrelated third parties purchased the remaining 97.384%. Pure Reef received a 25% carried working interest (18.75% net revenue interest) in these wells. Bell City 3-D L.P. received a

12.5% carried working interest (9.375% net revenue interest) in these wells. This venture owns a 58.76% working interest (43.64% net revenue interest) in these wells.

        Northwest Bell City Joint Venture was a Texas general partnership formed to drill three exploratory oil and gas wells, one in Calcasieu Parish, Louisiana and two in Panola County, Texas. The Louisiana well was drilled to a depth of approximately 14,200 feet and the Texas wells were drilled to depths of approximately 6,500 feet (a re-entry well) and 9,700 feet. The Louisiana well was a dry hole. The Texas wells were completed, and both wells were subsequently sold to third parties. Reef Exploration purchased a 4.35163% interest in this partnership, and unrelated third parties purchased the remaining 95.34837%. Pure Reef received a 25% carried working interest (18% net revenue interest) in the Louisiana well and 18.75% carried working interests (14.06% net revenue interests) in the Texas wells. This venture owned a 72% working interest (51.84% net revenue interest) in the Louisiana well and 36% and 72% working interests (27% and 54% net revenue interests) in the Texas wells and has been dissolved.

        Bell City #2 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 12,500 feet. The well was a dry hole. Reef Exploration purchased a 2.3944% interest in this partnership, and unrelated third parties purchased the remaining 97.6056%. Pure Reef received a 25% carried working interest (18.125% net revenue interest) in these wells. Reef-Bell City 3-D L.P. received a 12.5% carried working interest (9.0625% net revenue interest) in this well. This venture owned a 59.1662% working interest (42.8958% net revenue interest) in this well and has been dissolved.

        Bell City #3 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 12,500 feet. The well was a dry hole. Reef Exploration purchased an 11.8711% interest in this partnership, and unrelated third parties purchased the remaining 88.1289%. Pure Reef received a 12.5% carried working interest (9% net revenue interest) in this well. West Bell City 3-D Joint Venture received a 12.5% carried working interest (9% net revenue interest) in this well. This venture owned a 72.72727% working interest (52.727271% net revenue interest) in this well and has been dissolved.

        Bell City #4 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 12,600 feet. The well was completed but has subsequently been plugged and abandoned. Reef Exploration purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef received a 12.5% carried working interest (9% net revenue interest) in this well. Reef-Bell City 3-D L.P. received a 12.5% carried working interest (9% net revenue interest) in this well. This venture owned a 72.91667% working interest (52.864584% net revenue interest) in this well and has been dissolved.

        Reef-Bell City #5 L.P. is a Texas limited partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 12,600 feet. The well was successfully completed and is producing. Reef Exploration purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef received an 18.351816% carried working interest (13.623742% net revenue interest) in this well. Reef-Bell City 3-D L.P. received a 9.20553% carried working interest (6.833859% net revenue interest) in this well. This venture owns a 43.97% working interest (33.64% net revenue interest) in this well.

        Domino #1 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well together with Burlington Resources, Inc. in St. Mary Parish, Louisiana, to a depth of approximately 19,600 feet. The well was successfully completed and produced for a few months before water production issues were encountered. The well was subsequently abandoned. Reef Partners purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%.

Pure Reef received an 12% carried working interest (8.306344% net revenue interest) in this well. This venture owned a 30% working interest (22.5% net revenue interest) in this well and has been dissolved.

        Reef-Bell City #6 L.P. is a Texas limited partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 11,275 feet. The initial bottom hole location and the first sidetrack bottom hole location were not productive, but a second sidetrack of the well was successfully completed. The well was plugged and abandoned during the first quarter of 2003. Reef Partners purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef received an 18.612% carried working interest (13.730% net revenue interest) in the well. Reef-Bell City 3-D L.P. received 8.778% carried working interest (6.500% net revenue interest) in this well. This venture owned a 43.062% working interest (31.883% net revenue interest) in this well and has been dissolved.

        RAM Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Alberta, Canada, together with affiliates of British Petroleum, Exxon, and Alberta Energy Corporation, to a depth of approximately 19,030 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef received a 12.1875% carried working interest after payout (8.896875% net revenue interest before and after payout) in this venture. This venture owned a 36.5625% working interest (26.690625% net revenue interest) in this well and has been dissolved.

        RAM 2000 Joint Venture was a Texas general partnership formed to participate in the drilling of one exploratory oil and gas well in Alberta, Canada, together with RAM Joint Venture and affiliates of British Petroleum, Exxon, and Alberta Energy Corporation to a depth of approximately 19,030 feet. The well was a dry hole. Reef Partners purchased a 31.9375% interest in this partnership, and unrelated third parties purchased the remaining 68.0625%. Pure Reef received a total of 12.606446% total working interest after payout (17.45508% working interest before payout) and a 8.882995% net revenue interest both before and after payout. This venture owned a 1.256839% working interest after payout (1.256839% net revenue interest) in this well and has been dissolved.

        Magnolia Bayou #1 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well together with ELM Oil & Gas Corporation in St. Bernard Parish, Louisiana to a depth of approximately 16,000 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 15.801875% carried working interest (11.37735% net revenue interest) in the venture, as well as an 11.7925% working interest that was not "carried" by any party. The venture owned a 47.405625% working interest (34.13205% net revenue interest) in this well and has been dissolved.

        Lake Barre #1 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well together with Hunt Oil Company and Texaco Exploration & Production, Inc. in Terrebone Parish, Louisiana to a depth of approximately 20,000 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 12.5% carried working interest (8.875% net revenue interest) in this venture. This venture has been dissolved.

        West Bell City #1-A Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana to a depth of approximately 12,700 feet. The well was a dry hole. Reef Partners purchased a 1% interest in the venture and unrelated third parties purchased the remaining 99%. Pure Reef received a 25% carried working interest (17.5% net revenue interest) in this well and West Bell City 3-D Joint Venture held a 12.5% carried working interest (8.75% net revenue interest) in the well. This venture held a 62.5% working interest (43.75% net revenue interest) in the well and has been dissolved.

        Reef Partners Lake Salvador No. 1 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well together with Hunt Oil Company in St. Charles Parish, Louisiana to a depth of approximately 13,500 feet. The well was a dry hole. Reef Partners purchased a 5.26937% interest in this partnership, and unrelated third parties purchased the remaining 94.73063%. Pure Reef received a 12.5% carried working interest (9.1875% net revenue interest) in this well. The venture owned a 37.5% working interest (27.5625% net revenue interest) in this well and has been dissolved.

        Reef Partners Sorrento No. 1 Joint Venture is a Texas general partnership formed to drill one exploratory oil and gas well in Ascension Parish, Louisiana to a depth of approximately 13,000 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received an 11.00% carried working interest (8.03% net revenue interest), and Pure Reef also retained a 28.45% working interest in the well. The venture owned a 41.25% working interest (30.11% net revenue interest) in this well and has been dissolved.

        Reef Partners Sorrento 2002 No. 1 Joint Venture is a Texas general partnership formed to drill one exploratory oil and gas well in Ascension Parish, Louisiana to a depth of approximately 13,000 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 0.76% carried working interest (0.5548% net revenue interest), and Pure Reef also retained a 28.45% working interest in the well. The venture owned a 2.85% working interest (2.08% net revenue interest) in this well and has been dissolved.

        Reef-Toledo Bend #1 Joint Venture is a Texas general partnership formed to drill one exploratory oil and gas well in Newton County, Texas to a depth of approximately 11,500 feet. The well reached total depth in December 2002. During January 2003, the well was completed and tested in three potential productive zones, however, all of the zones tested non-commercial and the well was plugged and abandoned. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 16.72% carried working interest (12.21% net revenue interest) in the well. The venture owned a 32.281% working interest (24.295% net revenue interest) in this well.

        The Reef-Toledo Bend #1 Joint Venture also has a 25% carried working interest (18.75% net revenue interest) in the drilling and testing of the infield development well drilled by the Reef-Bobcat Run Infield Drilling Joint Venture #1. The venture paid its share of the completion costs of the well drilled by the Reef-Bobcat Run Infield Development Joint Venture #1. An outside third party has a 1% carried interest in the well, reducing the joint venture working interest to 24% (17.95% net revenue interest).

        Reef-Bobcat Run Infield Drilling Joint Venture #1 is a Texas general partnership formed to drill one developmental oil and gas well in Orange County, Texas to a depth of approximately 14,500 feet. The well was drilled during the second quarter of 2003 and completed as a commercial producing well during October 2003. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 17.395% carried working interest (13.013% net revenue interest), and Pure Reef also retained a 5.202% working interest in the well. In addition, Pure Reef carried the 25% interest of Reef-Toledo Bend #1 Joint Venture in the drilling and testing of this well. The venture owns a 50.098% working interest (37.479% net revenue interest) in this well. The Reef-Toledo Bend #1 Joint Venture working interest in this well, which was carried by Pure Reef through the drilling and testing of the well, is described above.

        Reef-Bell City #7 Joint Venture is a Texas general partnership formed to drill one developmental oil and gas well in Calcasieu Parish, Louisiana to a depth of approximately 12,500 feet. The well was drilled during the third quarter of 2003 and completed as a commercial producing well during October 2003. Reef Partners purchased a 1% in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 25% carried working interest (18% net revenue interest) in this well. Reef-Bell City 3-D L.P. received a 12.5% carried working interest (9% net revenue interest) in this well. The venture owns a 62.5% working interest (45% net revenue interest) in this well.

        Reef-Andrew Infield Drilling Joint Venture #1 is a Texas general partnership formed to drill one developmental oil and gas well in Vermilion Parish, Louisiana to a depth of approximately 14,300 feet. The well was drilled during the fourth quarter of 2003 and completed as a commercial producing well during February 2004. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 13.09% carried working interest (9.43% net revenue interest) in this well. The venture owns a 39.35% working interest (28.33% net revenue interest) in this well.

        Reef-Backridge Infield Drilling No. 1 Joint Venture is a Texas general partnership formed to drill one developmental oil and gas well in Cameron Parish, Louisiana to a depth of approximately 13,000 feet. The well was drilled during the first quarter of 2004 and was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 9.39% carried working interest (7.14% net revenue interest) in this well. The venture owned a 30.36% working interest (23.07% net revenue interest) in this well. The partnership will be dissolved at the end of 2004.

        Reef-Broussard Infield Development Joint Venture #1 is a Texas general partnership formed to drill one developmental oil and gas well in Lafayette Parish, Louisiana to a depth of approximately 15,765 feet. The well was drilled during the second quarter of 2004 and completed as a commercial producing well during August 2004. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Reef Global Energy I, L.P. and Reef Partners LLC each purchased a 0.56% working interest in the well. Pure Reef received a 10.92% carried working interest (7.86% net revenue interest) in this well. The venture owns a 32.77% working interest (23.59% net revenue interest) in this well.

        Reef-Treasure Isle Infield Development Joint Venture #1 is a Texas general partnership formed to drill one developmental oil and gas well in Galveston County, Texas to a depth of approximately 12,600 feet. The well was drilled during the second quarter of 2004 and completed as a commercial producing well during June 2004. Reef Partners purchased a 1.25% interest in this venture, and unrelated third parties purchased the remaining 98.75%. Reef Global Energy I, L.P. and Reef Global II, L.P. purchased working interests of 0.97% and 11.86%, respectively, in the well. Reef Partners LLC received a 0.75% carried working interest (0.57% net revenue interest) to casing point, and a 4.99% carried working interest through completion (3.81% net revenue interest) in this well. The venture owns a 44.89% working interest (34.30% net revenue interest) in this well.

        Reef-Bayou Carlin Infield Development No. 1 Joint Venture is a Texas general partnership formed to drill one developmental oil and gas well in St. Mary Parish, Louisiana to a depth of approximately 18,000 feet. The well was drilled during the third quarter of 2004 and is expected to be completed as a commercial producing well during the fourth quarter of 2004. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Reef Global Energy II, L.P. and Reef Global III, L.P. each purchased working interests of 1.547% in the well. Pure Reef purchased a 0.14% working interest in the well and received a 6.32% carried working interest (4.55% net revenue interest) in this well. The venture owns an 18.947% working interest (13.642% net revenue interest) in this well before payout. The interest of all Reef entities will be reduced by 12.5% at payout.

        Reef 1999-A Income Fund L.P. is a Texas limited partnership formed in March 1999 to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in 27 wells located in Arkansas, Mississippi, North Dakota, Oklahoma, Texas, and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 1.88% interest in the partnership. An affiliate of Reef Partners purchased an approximate 3.77% interest in the partnership. Unrelated third parties purchased the remaining approximate 84.35% interest in the partnership.

        In connection with the settlement of the Estate of Vearl Sneed in June 2003, the 3.77% interest above was distributed directly to the Estate and removed from the partnership. The effect of this distribution was to increase Reef Partners interest from 1.88% to 1.97% of the partnership. In addition, during March 2004, the fund sold its interest in five of the properties initially purchased and distributed the sales proceeds to the partners during the second quarter.

        Reef 1999-B Income Fund L.P. is a Texas limited partnership formed in March 2000 to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in eight wells located in Louisiana, Mississippi, Oklahoma, Texas and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 3.56% interest in the partnership. Unrelated third parties purchased the remaining approximate 86.44% interest in the partnership.

        During March 2004, the fund sold its interest in one of the properties initially purchased and distributed the sales proceeds to the partners during the second quarter.

        Reef Partners 1999-C Ltd. Income Fund is a Texas limited partnership formed in May 2000 to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in 19 wells located in Louisiana, Mississippi, New Mexico, Oklahoma, Texas and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 5.59% interest in the partnership. Unrelated third parties purchased the remaining approximate 84.41% interest in this partnership.

        During March 2004, the fund sold its interest in eleven of the properties initially purchased and distributed the sales proceeds to the partners during the second quarter.

        Reef 2000-A Income Fund L.P. is a Texas limited partnership formed to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in 100 wells located in Mississippi, Montana, New Mexico, Oklahoma, Texas, Utah and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 2.40% interest in the partnership. Unrelated third parties purchased the remaining approximate 87.60% interest in the partnership.

        During March 2004, the fund sold its interest in twenty of the properties initially purchased and distributed the sales proceeds to the partners during the second quarter.

        Reef 2001-A Income Fund L.P. is a Texas limited partnership formed to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in 97 wells located in Alabama, Louisiana, Mississippi, New Mexico, North Dakota, Oklahoma, and Texas. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 1.07% interest in the partnership. Unrelated third parties purchased the remaining approximate 88.93% interest in the partnership.

        During March 2004, the fund sold its interest in five of the properties initially purchased and distributed the sales proceeds to the partners during the second quarter.

        Reef Partners 2001-B Income Fund Joint Venture is a Texas general partnership formed to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership has purchased interests in 60 wells located in Alabama, Louisiana, Mississippi, North Dakota, Oklahoma, Texas, Utah, and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 1.06% interest in the partnership. Unrelated third parties purchased the remaining approximate 88.94% interest in the partnership.

        During March 2004, the fund sold its interest in three of the properties initially purchased and distributed the sales proceeds to the partners during the second quarter.

        Reef Partners 2002-A Income Fund Joint Venture is a Texas general partnership formed to purchase, either at auction or by private negotiation, undivided working interests in producing oil and gas wells. The partnership has purchased interests in 197 wells located in Arkansas, Colorado, Louisiana, Mississippi, Montana, Oklahoma and Texas. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 1.08% interest in the partnership. Unrelated third parties purchased the remaining approximate 88.92% interest in the partnership.

        Reef Partners 2003-A Income Fund Joint Venture is a Texas general partnership formed to purchase, either at auction or by private negotiation, undivided working interests in producing oil and gas wells. As of June 30, 2004, the partnership had purchased interests in 158 wells located in Arkansas, Colorado, Louisiana, Mississippi, Montana, and Texas. The partnership will purchase additional interests. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 0.68% units interest in the partnership. Unrelated third parties purchased the remaining approximate 89.32% units interest in the partnership.

PLAN OF DISTRIBUTION

Distribution

        Units are being offered for sale through Reef Securities, Inc. the dealer manager, as principal distributor, and through NASD-licensed broker-dealers. Units are being offered on a "best efforts minimum-maximum" basis, to a select group of investors who meet the suitability standards set forth under "TERMS OF THE OFFERING—Investor Suitability" in the accompanying prospectus. Units will not be sold to tax-exempt investors or to foreign investors. "Best efforts minimum-maximum" means:

  •
  the various broker-dealers that will sell the units will not be obligated to sell or to purchase any amount of units, but will be obligated to make a reasonable and diligent effort (that is, their "best efforts") to sell as many units as possible; and

  •
  the offering of units in the partnership would not have closed unless the minimum number of units (50 units aggregating $1 million) was sold within the partnership's offering period.

        The term "maximum" refers to the maximum proceeds of $10 million that can be raised with respect to the partnership.

Relationship Between Dealer Manager and Managing General Partner

        Michael J. Mauceli, a member and the manager of the managing general partner and the sole shareholder, director and Chief Executive Officer of Reef Exploration, is the brother of Paul Mauceli, the sole shareholder, director and Chief Executive Officer of the dealer manager.

Compensation

        Reef Securities, Inc., the dealer manager of the program and a NASD member, will receive a sales commission, payable in cash, equal to 9% of the investor partners' subscriptions. The dealer manager may reallow this sum, in whole or in part, to NASD-licensed broker-dealers for sale of the units.

        No sales commissions will be paid on sales of units to officers, directors, employees, or registered representatives of a soliciting dealer if such soliciting dealer, in its discretion, has elected to waive such sales commissions. Any units so purchased will be held for investment and not for resale.

        In no event will the total compensation to be paid to NASD members in connection with this offering, including without limitation, sales commissions, fees and expenses, exceed 10% of the proceeds received from the sale of the units plus an additional 0.5% for bona fide due diligence expenses.

Disciplinary Proceedings Regarding the Dealer Manager

        Reef Securities, Inc., has twice settled disputes with state securities administrators that have taken the position that certain joint venture interests sold by Reef Securities, Inc., which Reef Securities, Inc. maintained were not securities as defined by federal and state law, were in fact securities requiring registration under such states' laws. In each of these cases, Reef Securities, Inc. neither admitted nor denied the factual findings of the relevant state securities administrator, but consented to the entry of an administrative order. While Reef Securities, Inc. believes that federal and state law supports the proposition that in general, joint venture interests (being interests in a general partnership) are not securities, litigating the issue is time consuming and expensive and did not seem prudent in these two instances.

        In September 1996, Reef Securities, Inc. entered into a consent order in the State of Illinois pursuant to which it paid a fine of $10,000 and withdrew its registration as a securities dealer in the State of Illinois (which was reinstated in January 1999). In December 1995, Reef Securities, Inc.

entered into a consent order in the State of Texas pursuant to which it paid a fine of $15,000 and agreed to 180 days' probation. During the probation, Reef Securities, Inc. agreed to restrict its offers to sell securities to those made by registered agents in Texas, to prohibit unregistered individuals from making calls to prospective investors on its behalf, and to maintain and make certain records and books available to the State for examination upon request.

        Reef Securities, Inc. also was censured in 1995 by the NASD and fined $2,500 for failure to maintain its minimum required net capital and monthly balances. Reef Securities, Inc. was later fined $5,000 in 2000 for failure to implement the firm element requirement of the NASD's continuing education program for the firm's covered registered representatives.

        On November 5, 2004, the NASD notified Reef Securities, Inc. that it intended to commence a disciplinary proceeding regarding an NASD September 2003 inspection finding that Reef Securities, Inc. did not have a written policy and procedure regarding the NASD's Anti-Money Laundering Policy rule, nor did Reef Securities, Inc. have an updated written policy and procedure regarding certain aspects of its continuing education program. The NASD's notification essentially advised Reef Securities, Inc. that it was required to maintain these policies, notwithstanding the explanations provided by Reef Securities, Inc. that: (i) it did not and does not maintain customer funds or securities on deposit and thus, did not believe it was subject to a requirement for a written policy regarding the handling of customer funds, and (ii) it held daily compliance and staff meetings and maintained a written policy from 1999 that it felt was applicable to the subsequent years. Reef Securities, Inc. has negotiated with the NASD and offered to settle both matters, without admitting or denying any of the allegations of the NASD, by the payment of a fine in the amount of $17,500 and a censure for both the firm and Mr. Paul Mauceli, the firm's principal. Reef Securities, Inc. believes that the settlement will be accepted. Both of these matters relate to policies and procedures of Reef Securities, Inc. and not interests in any program sponsored by Reef Partners LLC, the partnership nor sales practices of Reef Securities, Inc.

Indemnification

        The managing general partner, the dealer manager, and soliciting dealers have agreed to indemnify one another against certain civil liabilities, including liability under the Securities Act. Members of the selling group may be deemed to be "underwriters" as defined under the Securities Act, and their commissions and other payments may be deemed to be underwriting compensation.

Qualification to Sell

        The dealer manager may offer the units and receive commissions in connection with the sale of units only in those states in which it is lawfully qualified to do so.

Managing General Partner's Purchase of Units

        The managing general partner and its affiliates will purchase units in the partnership on the same terms and conditions as other investors, net of the management fee. Any units purchased by the managing general partner and/or its affiliates will be held for investment and not for resale.

EXPERTS

        The financial statements of Reef Partners LLC at December 31, 2003 and 2002 and for the years then ended appearing in this prospectus supplement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Reef Partners LLC

Financial Statements

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Members
Reef Partners LLC

        We have audited the accompanying balance sheets of Reef Partners LLC (the Company) as of December 31, 2003 and 2002, and the related statements of operations and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reef Partners LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

                      /s/ Ernst & Young LLP

August 20, 2004

Reef Partners LLC

Balance Sheets

	December 31
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$3,243,483	$1,259,498
Short-term investments	1,661,573	3,979,531
Accounts receivable	2,951,272	938,170
Accounts receivable from affiliates	988,476	2,427,885
Note receivable	—	27,692
Prepaid expenses	25,000	31,250

Total current assets	8,869,804	8,664,026
Property and equipment:
Oil and gas properties held for sale to the partnerships	29,818	255,195
Oil and gas properties, full cost method of accounting	15,379	6,714

	45,197	261,909
Accumulated depreciation and depletion	(3,432)	(682)

Net property and equipment	41,765	261,227
Investments in partnerships:
Investments in Income Fund Partnerships	388,194	358,536
Investments in Drilling Partnerships	575,568	103,419

Total investment in partnerships	963,762	461,955

Total assets	$9,875,331	$9,387,208

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$1,511,894	$623,817
Accounts payable to affiliates	2,380,278	1,026,772

Total current liabilities	3,892,172	1,650,589
Asset retirement obligation	10,255	—
Members' equity	5,972,904	7,736,619

Total liabilities and members' equity	$9,875,331	$9,387,208

See accompanying notes.

Reef Partners LLC

Statements of Operations and Members' Equity

	December 31
	2003	2002
Revenues:
Oil and gas sales	$99,073	$49,836
Income from oil and gas properties held for sale to partnerships	37,278	81,365
Equity in earnings of Income Fund Partnerships	463,035	317,728
Equity in losses of Drilling Partnerships	(147,423)	(33,166)
Gain on sale of assets	2,191	—
Interest income	103,082	266,447

Total revenues	557,236	682,210
Lease operating expense	22,455	8,608
Production taxes	6,057	3,365
Accretion of asset retirement obligation	640	—
Depreciation and depletion	1,581	682
General and administrative expenses	267,647	426,128
Participation fees	(26,440)	343,750

	271,940	782,533

Income (loss) before cumulative effect of change in accounting principle	285,296	(100,323)
Cumulative effect of change in accounting principle	(14,526)	—

Net income (loss)	270,770	(100,323)
Members' equity at beginning of year	7,736,619	11,235,849
Member contributions	—	600,000
Member distributions	(2,034,485)	(3,998,907)

Members' equity at end of year	$5,972,904	$7,736,619

See accompanying notes.

Reef Partners LLC

Statements of Cash Flows

	Year ended December 31
	2003	2002
Operating Activities
Net income (loss)	$270,770	$(100,323)
Cumulative effect of change in accounting principle	14,526	—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and depletion	1,581	682
Accretion of asset retirement obligation	640	—
Equity in earnings of Income Fund Partnerships	(463,035)	(317,728)
Equity in losses of Drilling Partnerships	147,423	33,166
Gain on sale of assets, net	(2,191)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,013,102)	33,685
Accounts receivable from affiliates	1,439,409	(1,350,856)
Prepaid expenses	6,250	355,600
Accounts payable	888,077	(13,490)
Accounts payable to affiliates	1,353,506	332,475

Net cash provided by (used in) operating activities	1,643,854	(1,026,789)
Investing Activities
Purchases of oil and gas properties for sale to the partnerships	(5,885,166)	(2,537,206)
Proceeds from sales of oil and gas properties to the partnerships	5,307,930	2,478,824
Proceeds from sales of oil and gas properties to joint interest owners	802,612	434,009
Investments in Income Fund Partnerships, net of distributions	420,971	158,401
Investments in Drilling Partnerships, net of distributions	(619,572)	(136,585)
Purchases of short-term investments	—	(3,396,293)
Maturities of short-term investments	2,320,149	4,130,373

Net cash provided by investing activities	2,346,924	1,131,523
Financing Activities
Member contributions	—	600,000
Decrease in note receivable	27,692	60,521
Member distributions	(2,034,485)	(3,998,907)

Net cash used in financing activities	(2,006,793)	(3,338,386)

Net increase (decrease) in cash and cash equivalents	1,983,985	(3,233,652)
Cash and cash equivalents at beginning of year	1,259,498	4,493,150

Cash and cash equivalents at end of year	$3,243,483	$1,259,498

See accompanying notes.

Reef Partners LLC

Notes to Financial Statements

December 31, 2003

1.    Organization and Basis of Presentation

        Reef Partners LLC (the Company or RPLLC) was formed on February 8, 1999, as a limited liability company under the laws of the state of Nevada. The members have no personal liability for the obligations of the Company. The Company serves as managing joint venturer of certain general partnerships (and serves as managing general partner of certain limited partnerships) formed for the purpose of (i) acquiring interests in producing oil and gas properties (the Income Fund Partnerships) or (ii) exploring for oil and gas reserves (the Drilling Partnerships). The Company also owns interests in oil and gas properties. The active partnerships in which the Company has an investment as of December 31, 2003, are as follows:

	Date Formed	Company Ownership Percentage
Income Fund Partnerships
Reef 1999-A Income Fund L.P.	March 1999	1.97%
Reef 1999-B Income Fund L.P.	March 2000	4.46%
Reef Partners 1999-C Ltd. Income Fund	May 2000	5.59%
Reef 2000-A Income Fund L.P.	September 2000	2.40%
Reef 2001-A Income Fund L.P.	April 2001	2.15%
Reef Partners 2001-B Income Fund JV	December 2001	1.06%
Reef Partners 2002-A Income Fund JV	December 2002	1.08%
Reef Partners 2003-A Income Fund JV	September 2003	2.84%
Drilling Partnerships
Reef-Toledo Bend #1 Joint Venture	January 2002	7.36%
Reef Global Energy I, L.P.	October 2002	5.45%
Reef-Bobcat Run Infield Drilling Joint Venture #1	January 2003	1.00%
Reef-Bell City #7 Joint Venture	April 2003	1.92%
Reef Global Energy II, L.P.	June 2003	5.45%
Reef Partners Andrew Infield Drilling Joint Venture #1	July 2003	1.00%
Reef Partners Backridge Infield Development #1 Joint Venture	October 2003	1.00%

        In addition to its partnership interests in the Income Fund Partnerships, the Company holds a 10% carried interest in the operations of each Income Fund Partnership. The Income Fund Partnerships own operated and non-operated working interests in producing oil and gas properties located in Alabama, Arkansas, Louisiana, Mississippi, Montana, Nebraska, New Mexico, Oklahoma, Texas, Utah, and Wyoming.

        The Company generally purchases a 1% interest in each Drilling Partnership, and an affiliate of the Company participates as a working interest owner in the drilling of each exploratory well. The Drilling Fund Partnerships own operated and non-operated working interests in producing properties located in Louisiana and Texas. In addition to its 1% interest, RPLLC owns partnership units totaling 6.36% in the Reef-Toledo Bend #1 Joint Venture and 0.92% in the Reef-Bell City #7 Joint Venture.

        The Company is the managing general partner of the Reef Global Energy Ventures Partnerships (Global Partnerships). Reef Global Energy Ventures is a series of up to ten limited partnerships to be formed to drill and own interests in oil and gas properties. As of December 31, 2003, the Company had formed Reef Global Energy I, L.P. and Reef Global Energy II, L.P. The Company is obligated to purchase a minimum of 5% of the units in each of these partnerships. RPLLC purchased 5% of the units of Reef Global Energy I, L.P. and Reef Global Energy II, L.P. The total of the partnerships' units has an 89% interest in the respective partnership. RPLLC receives a 10% carried interest and earns an additional 1% interest by paying 1% of all leasehold, drilling, and development costs. The Global Partnerships own operated and non-operated working interests in producing properties located in Louisiana, Texas, and the Gulf of Mexico.

        The Income Fund and Drilling Partnerships' agreements generally require the affirmative vote of 60% of the partners for the removal of RPLLC as the managing joint venturer and substitution of a new managing joint venturer to operate and carry on the day-to-day operations of the partnerships. The Global Partnerships require the affirmative vote of 50% of the partners in order to remove RPLLC as managing partner.

        The Company facilitates individual investors trading other real property for interests in producing oil and gas properties via like-kind exchange agreements governed by Section 1031 of the Internal Revenue Code. The Company generally receives 10% of the property interest it acquires and assigns to these investors as compensation for its services in acquiring and managing the properties for the investors. The Company owns no other oil and gas property except the interests received as compensation for these services.

        An affiliate of the Company has been awarded the contracts to drill and complete the wells for all Drilling Partnerships except for the Global Partnerships, for which $292,000 and $33,000 were charged to RPLLC in 2003 and 2002, respectively. Interests in all partnerships are marketed to investors by a company that receives a commission on the interests it sells. This company is owned by the brother of the Company's managing member.

        The Company was initially owned by two individuals (each, a "member"), one of whom died in 1999. Pursuant to the settlement of litigation in the Probate Court of Dallas County, Texas, the interest in RPLLC owned by the estate of the deceased member was acquired by the surviving member during 2003 in exchange for cash payments made by the surviving member. A portion of the cash payments to the estate of the deceased member was funded by distributions from the Company to the surviving member in 2003 and 2002. Such distributions totaled approximately $2 million and $4 million during 2003 and 2002, respectively.

        During 2002, Reef Exploration, Inc. (REI) made an initial capital contribution of $600,000 and is a member.

        The Company's Articles of Organization (the Articles) stipulate that the term for which the Company is to exist is ninety-nine years, unless the Company is dissolved sooner, as provided in the Articles.

2.    Summary of Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with maturity dates of no more than three months from the purchase date to be cash equivalents. Cash and cash equivalents consist of demand deposits and money market investments invested with a major national bank. The carrying value of the Company's cash equivalents approximates fair value.

Short-Term Investments

        The Company's short-term investments consist of readily marketable bank certificates of deposit and corporate bonds. The Company plans to hold these investments until maturity. During 2003 and 2002, the Company sold approximately $155,000 and $1.764 million, respectively, of its investments prior to maturity in connection with the distributions made to the surviving member. The carrying value of the Company's short-term investments approximates fair value.

Investments in Partnerships

        The Company's investments in partnerships are accounted for using the equity method of accounting, as the Company does not own a controlling interest in any of the partnerships.

        The partnerships follow the full cost method of accounting for their oil and gas properties. Under the full cost method, all costs incurred in connection with the acquisition of oil and gas properties and exploration and development of oil and gas reserves are capitalized when incurred. Costs include lease acquisition, property acquisition, the cost of drilling both productive and non-productive wells, and overhead associated directly with exploration and land acquisition activities. All capitalized costs plus the undiscounted estimated future development costs of proved reserves are depleted using the unit-of-production method based on total proved reserves. Gas is converted to equivalent barrels at a rate of 6 MCF to 1 BBL.

        Net capitalized costs are limited to the estimated future net revenues, discounted at 10% per annum, from proved reserves. Pursuant to Securities and Exchange Commission regulations, estimated future net revenues are calculated using prices and costs in effect on December 31. Prices are held constant without future escalation unless contractual arrangements provide otherwise. The net revenue estimates for 2003 utilize a weighted average oil price of $30.25 per BBL, and a weighted average gas price of $5.15 per MCF (after adjustments made for gravity, BTU content, gathering and transportation costs, and gas processing and shrinkage). Capitalized cost limitations are imposed separately on each partnership and are tested quarterly. At December 31, 2003, the Bell City #7 Drilling Partnership recorded a property impairment of $3.507 million. The Company's equity share of this impairment was approximately $44,000, and is recorded as part of the equity in losses of Drilling Partnerships on the 2003 statement of operations. No property impairments were required at December 31, 2002.

        During 2003, the Company recognized equity losses in Reef Partners Backridge Infield Development #1 Joint Venture and Reef-Toledo Bend #1 Joint Venture of $104,000 as a result of drilling activity that failed to discover commercial quantities of proved oil and gas reserves. During

2002, the Company recognized equity losses in Reef Partners Sorrento No. 1 2002 Joint Venture and Reef-Toledo Bend #1 Joint Venture of $33,000 as a result of exploratory drilling activity that failed to discover commercial quantities of proved oil and gas reserves.

        Summary financial information for partnerships the Company invests in is as follows as of and for the years ended December 31:

	2003	2002
Income Fund Partnerships
Total assets	$16,431,564	$11,016,315
Total liabilities	2,493,822	636,526

Total partners' equity	$13,937,742	$10,379,789

Total revenue	$6,578,961	$4,251,947
Total expenses (including depletion and impairment)	4,010,558	2,478,510

Net income	$2,568,403	$1,773,437

Drilling Partnerships
Total assets	$18,743,834	$1,889,647
Total liabilities	716,510	117,428

Total partners' equity	$18,027,324	$1,772,219

Total revenue	$836,859	$2,355
Total expenses	5,593,385	3,113,800

Net loss	$(4,756,526)	$(3,111,445)

Risks and Uncertainties

        Historically, the oil and gas market has experienced significant price fluctuations. Prices are significantly impacted by local weather, supply in the area, seasonal variations in local demand, limited transportation capacity to other regions, and the worldwide supply and demand balance for crude oil. Increases or decreases in prices received could have a significant impact on the Company's investments in partnerships and results of operations.

Oil and Gas Properties

        The Company purchases oil and gas properties for sale to the various Income Fund Partnerships formed by the Company as partnership funds become available. The Company has no plans to hold on a long-term basis any interest in any of the oil and gas properties purchased. Each property is carried at the lower of cost or market. Pursuant to the partnership agreements, the properties are generally sold to the Income Fund Partnerships at the Company's original cost, resulting in no gain or loss.

        The Company records oil and gas revenue net of expense during the period the properties are held by the Company, which is reported in the accompanying financial statements as income from oil and gas properties held for sale to the partnerships. Revenue is recognized using the sales method of accounting for oil and gas revenues for properties while they are held. Under the sales method, revenues are recognized based on actual volumes of oil and gas sold to purchasers.

        The Company purchases oil and gas properties which are transferred to investors under Internal Revenue Code Section 1031 like-kind exchange rules. The Company generally receives 10% of the property interest it acquires and assigns to these investors as compensation for its services in acquiring and managing the properties for the investors. As a result, the Company owns working and revenue interests in these oil and gas properties.

        The Company follows the full cost method of accounting for its oil and gas properties. Under the full cost method, all costs incurred in connection with the acquisition of oil and gas properties and exploration and development of oil and gas reserves are capitalized when incurred. Costs include lease acquisition, property acquisition, the cost of drilling both productive and non-productive wells, and overhead associated directly with exploration and land acquisition activities. All capitalized costs plus the undiscounted estimated future development costs of proved reserves are depleted using the unit-of-production method based on total proved reserves. Gas is converted to equivalent barrels at a rate of 6 MCF to 1 BBL.

        Net capitalized costs are limited to the estimated future net revenues, discounted at 10% per annum, from proved reserves. Per Securities and Exchange Commission regulations, estimated future net revenues are calculated using prices and costs in effect on December 31. Prices are held constant without future escalation unless contractual arrangements provide otherwise. The net revenue estimates for 2003 utilize a weighted average oil price of $30.80 per BBL, and a weighted average gas price of $4.32 per MCF (after adjustments made for gravity, BTU content, gathering and transportation costs, and gas processing and shrinkage). Capitalized cost limitations are tested quarterly. No property impairments were required at December 31, 2003 or 2002.

Revenue Recognition

        The Company enters into sales contracts for disposition of its share of oil and gas volumes. Revenues are recognized based upon the Company's share of metered volumes delivered to those purchasers each month.

        Gas imbalances sometimes occur when certain working interest owners do not take their entitled share of gas production. The Company utilizes the sales method of accounting for recording imbalances. Under this method, the Company records as revenue all gas delivered for its account. Any significant over- or under-balanced gas positions are recorded in the financial statements. As of December 31, 2003 and 2002, there are no significant imbalance positions.

General and Administrative Expenses

        General and administrative expenses consist of legal, accounting, and other costs incurred by the Company directly related to the management of the partnerships. During the years ended December 31, 2003 and 2002, the Company was not charged any general or administrative expenses incurred by affiliates.

Income Taxes

        The Company is a limited liability company (LLC), and for United States federal income tax purposes, the earnings of the Company flow directly through to its members, who are responsible for the payment of taxes on their respective share of the income.

        Therefore, there is no provision for federal income taxes in the accompanying financial statements.

Derivative Financial Instruments

        In its capacity as managing general partner of the Income Fund Partnerships, the Company uses over-the-counter forward derivative contracts with a large financial institution to manage and reduce price volatility associated with the natural gas produced and sold by the Income Fund Partnerships. These contracts fix the price of natural gas within ranges determined acceptable by the Company at the time the contracts are executed. These contracts reduce the Income Fund Partnerships' exposure to a decrease in the price of natural gas; however, they also limit the benefit the Income Fund Partnerships receive from gas price increases.

        The Company has elected not to designate the derivative financial instruments into which it has entered on behalf of the Income Fund Partnerships as hedges; and, accordingly, the Income Fund Partnerships record such contracts at fair value and recognize changes in such fair value in current earnings as they occur. The Company recognizes its equity share of the income or losses recorded by the Income Fund Partnerships.

Asset Retirement Obligations

        On August 15, 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143). The statement requires entities to estimate the fair value of asset retirement obligations (dismantlement and abandonment of oil and gas wells and site restoration) in the period in which the asset is first placed into service. The liability recognized is offset by a corresponding increase in the carrying value of the oil and gas properties. Each period, the liability is accreted to its net present value with a corresponding charge to accretion expense, and the additional property cost is amortized using the straight-line method. Upon settlement of retirement obligations, a gain or loss is recognized to the extent actual charges are less than or exceed the liability recorded. FAS 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted FAS 143 on January 1, 2003. The adoption of FAS 143 resulted in a cumulative effect adjustment to record (i) a $7,347 increase in the carrying value of oil and gas properties, (ii) an $8,298 liability for asset retirement obligations, representing the net present value of future asset retirements as of January 1, 2003, (iii) an increase of $1,169 in accumulated depreciation and depletion, and (iv) a loss of $2,120, which was reflected as a cumulative effect of a change in accounting principle. The Company also recorded a loss of $12,406 and reduced its investment in the Income Fund Partnerships by the same amount to account for its equity share of the adoption of FAS 143 by the Income Fund Partnerships. The Company had no Drilling Fund Partnerships required to adopt FAS 143 as of January 1, 2003.

        RPLLC has recorded $1,317 as additional oil and gas property cost and as an asset retirement liability in conjunction with wells placed into service during 2003. The increase in the net present value of the asset retirement obligation during 2003, which totaled $640, has been charged as accretion expense in the accompanying financial statements. The Company has recorded $845, which is included in depreciation and depletion in the financial statements, as amortization of the additional oil and gas property cost.

3.    Certain Transactions with Affiliates

        At December 31, 2003 and 2002, the Company had accounts receivable from affiliates totaling approximately $988,000 and $2,428,000, respectively. Of these amounts, $726,000 and $250,000 at December 31, 2003 and 2002, respectively, represent amounts due to the Company resulting from the sale of oil and gas properties to the Income Fund Partnerships. The Company advanced $1.82 million to an affiliate during 2002 to secure a hedging agreement. This amount was repaid during 2003. All of the receivables due from affiliates are expected to be paid in full.

        The Company had approximately $2,380,000 and $1,027,000 of payables to affiliates as of December 31, 2003 and 2002, respectively. Of these amounts, $1,448,000 and $477,000, respectively, relate to net revenues payable to partnerships and subscriptions payable for investments in the partnerships that the Company manages.

4.    Derivative Financial Instruments

        The Company, as managing general partner of the Income Fund Partnerships, utilizes commodity derivative instruments to manage price risk. The transactions are generally structured as collar contracts. A collar has the effect of creating a sale only if the floor or ceiling price is exceeded. The contracts are entered into with a major U.S. financial institution as counterparty.

        During December 2002, the Company, on behalf of the Income Fund Partnerships, entered into collar contracts with a put strike price of $4.00/mmbtu and a call strike price of $4.80/mmbtu, covering a volume of 50,000 mmbtu per month for February 2003 through December 2003. All of the contracts are based on NYMEX pricing.

        The Company estimated the fair value of the collar contracts in place at December 31, 2002, from quotes provided by the counterparty representing the amounts the partnerships would expect to receive or pay to terminate the agreements on that date. The fair value is based upon the difference between the strike prices and the forward NYMEX price for each month multiplied by the 50,000 mmbtu volume for that month. As of December 31, 2002, the Income Fund Partnerships recorded expense and a corresponding liability of $84,000 in connection with the mark-to-market of these collar contracts. The Company's equity share of the losses recorded by the Income Fund Partnerships was $10,000 for the year ended December 31, 2002.

        During 2003, the Income Fund Partnerships paid approximately $327,000 in order to settle the monthly contracts. The Company's equity share of the settlement costs recorded by the Income Fund Partnerships was approximately $40,000.

        As of December 31, 2003, the Company has no derivative instruments in place.

5.    Major Customers

        The Company sells oil and natural gas on credit terms to refiners, pipelines, marketers, and other users of petroleum commodities. Revenues are received directly from these parties or, in certain circumstances, are paid to the operator of the property who disburses to the Company its percentage share of the revenues. During 2003, three operators and one marketer accounted for 47.4% and 14.7%, respectively, of the Company's oil and gas revenues. During 2002, one operator and one marketer accounted for 37.0% and 11.7%, respectively, of the Company's oil and gas revenues. Due to the competitive nature of the market for purchase of oil and natural gas, the Company does not believe that the loss of any particular purchaser would have a material adverse impact on the Company.

6.    Commitments and Contingencies

        On November 7, 2001, Reef Partners LLC entered into a contractual agreement with Challenger Minerals, Inc. (CMI). The agreement has a three-year term commencing January 31, 2002, and expiring January 30, 2005. Under the terms of the agreement, RPLLC agreed to pay a participation fee of $375,000 per year to CMI, and CMI agreed to present to RPLLC a minimum of 50 potential drilling prospects per year in the Gulf of Mexico that had been reviewed by CMI. RPLLC had the option of participating in any or all of these prospects for 12.5% of CMI's total interest in the prospect.

        Effective December 1, 2003, RPLLC amended this original agreement and entered into a new agreement with CMI covering the North Sea region. Under the terms of the amended Gulf of Mexico agreement, RPLLC reduced its participation percentage from 12.5% to 7.5% in Gulf of Mexico exploration projects, while maintaining the right to participate for 12.5% in Gulf of Mexico developmental projects. In exchange for this 5% concession in Gulf of Mexico exploration projects, the Company entered into a new agreement with CMI giving it the right to participate for 5% in any North Sea projects reviewed by CMI. The $375,000 yearly fee under the old agreement was reduced to $300,000, and the yearly fee for the new North Sea agreement is $75,000. The original agreement maintains its expiration date of January 2005. The new North Sea agreement is for a period of three years beginning December 1, 2003. CMI is not obligated to present Reef Partners with a specific number of prospects under the North Sea agreement.

        Should RPLLC elect to participate in any of the prospects presented by CMI, the project will be assigned to a current or future partnership formed by RPLLC as managing general partner. The partnership will bear the cost of developing and drilling the prospect and reimburse to RPLLC a portion of this participation fee. The participation fees paid by RPLLC are expensed as incurred over the term of the contract since their collection from existing or future partnerships is uncertain. Reimbursements received from partnerships are netted against the participation fees expensed. During 2003 and 2002, RPLLC received reimbursements of participation fees totaling $407,689 and $0, respectively.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
TERMS OF THE OFFERING
SOURCE OF FUNDS AND USE OF PROCEEDS
PROPOSED ACTIVITIES
MANAGEMENT
PRIOR ACTIVITIES
TABLE ONE Contributions as of July 10, 2004 and Distributions through June 30, 2004
TABLE TWO Taxable Income or Loss
TABLE TWO (continued) Taxable Income or Loss
TABLE THREE Gross Revenues From Wells
TABLE FOUR Costs Incurred by the Ventures from Inception through December 31, 2003
TABLE FIVE Drilling Results
PLAN OF DISTRIBUTION
EXPERTS
Reef Partners LLC Financial Statements Years ended December 31, 2003 and 2002
Contents
Report of Independent Registered Public Accounting Firm
Reef Partners LLC Balance Sheets
Reef Partners LLC Statements of Operations and Members' Equity
Reef Partners LLC Statements of Cash Flows
Reef Partners LLC Notes to Financial Statements December 31, 2003